    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                            FIRST WAVE MARINE, INC.
             (Exact Name of Registrant as specified in its charter)

              DELAWARE                               3731                              76-0461352
  (State or other jurisdiction of        (Primary Standard Industrial     (I.R.S. Employer Identification No.)
    incorporation or organization)         Classification Code No.)

                4000 SOUTH SHERWOOD FOREST BOULEVARD, SUITE 603
                          BATON ROUGE, LOUISIANA 70816
                                 (504) 292-8800
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                DAVID B. AMMONS
          EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER, SECRETARY
                            FIRST WAVE MARINE, INC.
                4000 SOUTH SHERWOOD FOREST BOULEVARD, SUITE 603
                          BATON ROUGE, LOUISIANA 70816
                                 (504) 292-8800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                SUZANNE B. KEAN, ESQ.                                    JOHN HUGGINS, ESQ.
               GRIGGS & HARRISON, P.C.                                 BAKER & BOTTS, L.L.P.
              1301 MCKINNEY, SUITE 3200                            599 LEXINGTON AVE., 29TH FLOOR
              HOUSTON, TEXAS 77010-3033                            NEW YORK, NEW YORK 10022-6030
                    (713) 651-0600                                         (212) 705-5080

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                                           PROPOSED            PROPOSED
                  TITLE OF EACH                                             MAXIMUM             MAXIMUM
               CLASS OF SECURITIES                   AMOUNT TO BE       OFFERING PRICE         AGGREGATE           AMOUNT OF
                TO BE REGISTERED                     REGISTERED(1)       PER SHARE(1)      OFFERING PRICE(2)   REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share                                                      $100,000,000           $30,305
=================================================================================================================================

(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2) Estimated solely for the purpose of calculating the registration fee.

     REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION -- DATED OCTOBER 17, 1997

PROSPECTUS

                                            SHARES

[FIRST WAVE LOGO]           FIRST WAVE MARINE, INC.

                                  COMMON STOCK
                               ($0.01 PAR VALUE)

     Of the           shares of Common Stock, $0.01 par value (the "Common
Stock"), of First Wave Marine, Inc. (the "Company" or "First Wave"), offered
hereby,           shares are being sold by the Company and           shares are
being sold by the Selling Stockholders. See "Principal and Selling Stockholders." Prior to this Offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the
initial public offering price will be between $     and $     per share. See
"Underwriting" for information relating to the factors considered in determining the initial public offering price.

     The Company has applied to have the Common Stock included in the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "FWAV."

      THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================================
                                                       UNDERWRITING                                 PROCEEDS TO
                                                      DISCOUNTS AND           PROCEEDS TO             SELLING
                                PRICE TO PUBLIC       COMMISSIONS(1)           COMPANY(2)          STOCKHOLDERS
-------------------------------------------------------------------------------------------------------------------
Per Share....................          $                    $                      $                     $
------------------------------------------------------------------------------------------------------------------
Total(3).....................          $                    $                      $                     $
==================================================================================================================

(1) See "Underwriting" for the indemnification arrangements.

(2) Before deducting expenses payable by the Company estimated to be $725,000.

(3) The Selling Stockholders have granted the Underwriters a 30-day option to
    purchase up to an additional           shares of Common Stock, solely to
    cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to
    Company and Proceeds to Selling Stockholders will be $          ,
    $          , $          and $          , respectively. The Company will not
    receive any proceeds from the shares of Common Stock sold by the Selling Stockholders. See "Underwriting" and "Principal and Selling Stockholders."

     The shares of Common Stock offered hereby are offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters, and subject to their right to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or
about             , 1997 at the offices of Schroder & Co. Inc., New York, New
York.

SCHRODER & CO. INC.
                         JEFFERIES & COMPANY, INC.
                                                   MORGAN KEEGAN & COMPANY, INC.

                                           , 1997

                        [aerial photograph of shipyard]

                         East Pelican Island Shipyard,

                      [photograph of offshore supply boat]

            Offshore support vessel serving Gulf Coast drilling rigs

                [photograph of power generation barge under tow]

                         Hull of power generation barge

                             [photograph of welder]

         [photograph of inland tank barge by onshore gas free facility]

          Inland tank barge, degassing facility, Brady Island Shipyard

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. All references to Common Stock give effect to
the     -for-one stock split effected               , 1997. Unless the context
indicates otherwise, references herein to the "Company" or "First Wave" shall mean First Wave Marine, Inc. and its predecessors and subsidiaries and assumes the consummation of the Exchange (as defined herein), and all financial data is given for such combined entity unless specified otherwise.

                                  THE COMPANY

     First Wave is a leading provider of shipyard and related environmental services to the offshore support vessel, offshore barge and inland marine industries. The Company offers a full range of repair, conversion, new construction and related environmental services, including cleaning, degassing and wastewater treatment. Following the consummation of two pending acquisitions, the Company will significantly expand its operations and capacity, particularly into the offshore drilling industry. The Company will be the largest shipyard operator in the Houston-Galveston area with five of the eight major shipyard facilities in this strategic location. First Wave believes that, following the pending acquisitions, it will be the only "one-stop" source of all shipyard services for all segments of the offshore support vessel, offshore barge and inland marine markets in Texas.

     Since it acquired its first facility in January 1994, First Wave has significantly improved revenues and profitability. The Company's success has been the product of a focused strategy to build a high quality, dedicated workforce, provide a high level of customer service and optimize the mix of its services to maximize capacity utilization. As a result, revenues grew to $28.0 million in 1996 from $15.3 million in 1994 while EBITDA improved to $4.4 million from a loss of $23,000 over the same period. In the first six months of 1997, the Company generated revenues of $16.9 million and EBITDA of $5.3 million, compared to revenues and EBITDA of $11.8 million and $1.1 million, respectively, in the first six months of 1996.

     The Company believes that as a result of its strategy and planned expansion, it is well positioned to meet the growing demand for its services. First Wave is experiencing strong demand growth for all of its services primarily as a result of: (i) higher repair activity due to the aging offshore support vessel and barge fleets; (ii) greater customer requirements for repair and related environmental services due to increased utilization and consolidation of the offshore support vessel and barge fleets; (iii) increasing customer demand to convert and upgrade vessels in response to changing market conditions; and (iv) increased levels of new vessel construction. To meet this demand, First Wave plans to utilize capacity available at its newly acquired facilities, as well as expand into new markets, in particular the offshore drilling industry. The Company believes that this will enable it to perform a greater number of projects and increase its revenues, while leveraging the economies of scale available to a geographically concentrated multi-shipyard operator.

BUSINESS STRATEGY

     The Company's strategy is to leverage its reputation as an efficient, reliable, customer driven shipyard operator providing a diversified range of shipyard services to the offshore support vessel, offshore drilling, offshore barge and inland marine industries. The Company intends to utilize its proven strengths in order to expand into the Gulf of Mexico offshore drilling market. Key elements of this strategy are:

          - Maintaining a High Quality Dedicated Workforce. The Company invests in its employees through training, superior benefits and the fostering of a close-knit, supportive culture. As a result, the Company has not experienced the significant labor shortages and attrition suffered by many Gulf Coast shipyards and has consistently posted an award-winning safety record. Management believes the Company has been able to maintain stable manpower levels and has flattened the labor force highs and lows typical in the shipyard industry through a superb relationship with its labor force, sophisticated forecasting of labor needs, the implementation of its strategic alliances and optimization of its mix of new construction and repair services.

          - Development of Strategic Alliances with Key Customers. The Company has developed a "contract rate" system which it uses to form strategic alliances with its key customers. The contract rate system enables the Company to baseload its facilities with pre-booked work, improve planning and execution of jobs through a cooperative process with the customer and more effectively project its revenues and labor needs for the year. In return, the alliance partner receives volume based pricing, assures itself of needed drydock capacity, gains the ability to accurately budget its work, benefits from improved turnaround on jobs and receives other services on a preferred basis.

          - Continuous Optimization of the Mix of Shipyard Services. The Company generally negotiates flexible delivery dates for new construction which greatly contributes to the efficiency of its shipyards. During periods when demand for repair services is lower, the Company shifts workers to new construction as a means of absorbing excess labor. By continuously optimizing its mix of activities, the Company ensures that its quality work force remains intact and motivated, and costs associated with attrition are reduced. As a result of this strategy, the Company believes that it can maximize its margins by allocating labor to higher margin repair work or can absorb excess labor by shifting it to new construction, as demand dictates.

          - One-Stop Source for Shipyard Services. In addition to its core shipyard repair and construction services, the Company offers a range of related environmental services at its facilities, including tank cleaning, degassing and wastewater treatment. Following the pending acquisitions, complementary services such as these will enable the Company to become the only one-stop source of all shipyard services for all segments of the offshore support vessel, offshore barge and inland marine markets in Texas.

          - Focus on Core Geographic Areas: Houston and Galveston. The Houston-Galveston area is a very strategic location for its shipyards, since three of the largest U.S. fleets of inland tank barges are based in the Houston Ship Channel area. Additionally, the growing offshore support vessel and barge fleets in the Gulf of Mexico can be efficiently served from the Company's Houston and Galveston locations. Management believes the expansion of the East Pelican Island and West Pelican Island facilities in Galveston to service the offshore drilling industry is especially strategic since Galveston is in close proximity to offshore Gulf of Mexico drilling activity, thereby minimizing rig transit costs and downtime.

          - Leveraging Economies of Scale. With all of its shipyards within a 50-mile corridor, management can more effectively operate the facilities and consolidate overhead. Additionally, the proximity of the shipyards allows for centralizing many administrative functions. Management believes the uniformity of state regulations and the volume leverage gained from using single suppliers among all its facilities, as well as the potential interchangeability of the labor force, provides economic benefits for the Company.

          - Expansion into the Offshore Gulf of Mexico Market. Upon consummation of the
     Bludworth Acquisition and the completion of the improvements to the East Pelican Island shipyard, the Company will have two adjacent shipyard facilities in Galveston, Texas, which will enable it to take advantage of the rising demand for shipyard services to the oil and gas industry in the Gulf of Mexico. Management has planned its expansion to diversify the Company's business lines into services for offshore drilling rigs, larger offshore support vessels and oil and gas related ship conversions.

RECENT DEVELOPMENTS

     Greens Bayou Acquisition. The Company acquired the Greens Bayou Facility on August 11, 1997. This facility is specifically designed to service the barge industry with seven haul-up facilities, including a major six-position rail transfer system. The Company believes it can efficiently operate this Houston area shipyard by consolidating overhead with its nearby Brady Island shipyard. These two shipyards will share accounting, training, sales, estimating, risk management and general administrative functions. The potential interchangeability of the labor force with the Brady Island facility, as well as the ability of Greens Bayou barge customers to use Brady Island's environmental services, should also result in economic benefits for the Company. The facility provides necessary capacity for the Company to meet excess demand for its inland barge services, especially due to the increasing utilization of its Brady Island drydocks for the offshore support vessel market.

     East Pelican Island Acquisition. After acquiring PMB Engineering Inc.'s lease of the 110-acre East Pelican Island facility in Galveston, Texas, the Company signed an amendment to such lease with Galveston Wharves providing for a term of up to 99 years. The amended lease is subject to ratification by the City of Galveston. For 1998, the Company has budgeted $24.4 million in capital improvements to this facility. Upon completion of these planned capital improvements, First Wave will be able to expand its business lines into providing shipyard services for offshore drilling rigs, larger offshore support vessels and oil and gas related ship conversions.

     The Bludworth Acquisition. On October 15, 1997, the Company entered into a purchase agreement to acquire (the "Bludworth Acquisition") all of the outstanding capital stock of John Bludworth Marine, Inc. ("Bludworth"). The purchase price consists of $15.0 million in cash, the assumption or payment of approximately $7.0 million in long-term debt and the issuance of a $4.0 million promissory note. The Company has agreed to pay or assume approximately $5.1 million in additional drydock construction debt.

     Bludworth is an established regional shipbuilder focusing on offshore support vessel repair, as well as inland barge repair and inland boat construction and repair. The Bludworth Acquisition expands the Company's Houston-Galveston base of operations in a cost efficient manner, adding significant new drydock capacity within its area of operation and diversifying its current mix of services to include expanded capabilities in the offshore and the inland boat segment of the marine industry. The Bludworth Acquisition provides the Company with two additional shipyards: (i) the JBM Pasadena facility in Pasadena, Texas, which is near the Company's other Houston shipyards and (ii) the West Pelican Island facility which is adjacent to the East Pelican Island facility in Galveston, Texas. It is anticipated that the Bludworth Acquisition will close shortly after consummation of the Offering.

SUMMARY SHIPYARD INFORMATION

     The Company's shipyards are presented below, indicating the markets served at each location. All shipyards offer or will offer repair, conversion and new construction services. In addition, the Brady Island facility offers environmental services.

                                                  OFFSHORE                                OFFSHORE
                                         NO. OF   SUPPORT    INLAND   INLAND   OFFSHORE   DRILLING
                                         ACRES    VESSELS    BARGES   BOATS     BARGES      RIGS     SHIPS
                                         ------   --------   ------   ------   --------   --------   -----
HOUSTON AREA SHIPYARDS:
  Brady Island.........................    23        X         X        X         X
  Greens Bayou.........................    26                  X                  X
  JBM Pasadena(a)......................    63        X         X        X         X
GALVESTON SHIPYARDS:
  East Pelican Island..................   110        X                            X          X         X
  West Pelican Island(a)...............    23        X                            X          X         X

---------------

(a) To be acquired in the Bludworth Acquisition.

SUMMARY

     The Company believes that the additional financial resources and increased financial flexibility afforded by the Offering will position the Company to fund its strategic expansion plan and to participate in the ongoing consolidation of the shipbuilding industry. Management believes that the expansion of the Company's capacity and capabilities as a result of recent and pending acquisitions have positioned First Wave to benefit from the improved demand for shipyard services in the offshore oil and gas and inland marine industries.

                                  THE OFFERING

Common Stock offered:
  By the Company....................               shares
  By the Selling Stockholders.......               shares(1)
          Total.....................               shares(1)

Common Stock Outstanding:
  Before the Offering...............               shares(2)
  After the Offering................               shares(2)

Use of Proceeds.....................     To fund the Bludworth Acquisition, to
                                         fund the Company's anticipated capital
                                         requirements over the next 12 months,
                                         including capital expenditures to
                                         upgrade the East Pelican Island and
                                         West Pelican Island shipyard facilities
                                         in Galveston, to repay a portion of the
                                         Company's indebtedness and for general
                                         corporate purposes. See "Use of
                                         Proceeds."

Nasdaq National Market Symbol.......     FWAV
---------------

(1) Does not include           shares which may be sold by the Selling
    Stockholders pursuant to the Underwriters' over-allotment option. See "Principal and Selling Stockholders" and "Underwriting."

(2) Does not include           shares issuable upon the exercise of stock
    options to be granted to management and employees effective upon consummation of the Offering, all of which options will have an exercise price per share equal to the initial public offering price set forth on the cover page of the Prospectus. See "Management -- Director and Executive Officer Compensation" and "1997 Incentive Equity Plan."

                     SUMMARY OF CONSOLIDATED FINANCIAL DATA

     The following summary of consolidated financial data is qualified in its entirety by the more detailed information appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                        ---------------------------------------   ------------------------------
                                         1994      1995      1996      1996(A)     1996      1997     1997(A)(D)
                                        -------   -------   -------   ---------   -------   -------   ----------
                                                                      PRO FORMA                       PRO FORMA
                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Repair and conversions..............  $11,693   $15,392   $20,997   $  35,787   $ 9,297   $13,505    $26,885
  New construction....................    1,391     3,321     2,841       5,044       475       881        881
  Environmental services..............    2,263     3,287     4,119       4,119     2,001     2,555      2,555
                                        -------   -------   -------   ---------   -------   -------    -------
  Total revenues......................   15,347    22,000    27,957      44,950    11,773    16,941     30,321
Gross profit..........................    2,756     4,957     9,334      12,229     3,470     7,448      9,733
Operating earnings (loss).............      (71)    1,334     3,705       4,662       968     4,641      5,845
Earnings (loss) before taxes..........     (257)    1,011     2,657       4,294       766     3,396      5,403
Net earnings (loss)...................     (259)      728     1,559       2,464       506     2,032      3,345
Weighted average number of shares
  outstanding.........................
Earnings (loss) per share.............
CASH FLOW AND OPERATING DATA:
Net Cash provided by (used in):
  Operating activities................  ($2,962)  $    36   $ 1,184   $      --   $   669   $ 1,916    $    --
  Investing activities................     (569)     (934)   (1,425)         --      (426)     (300)        --
  Financing activities................    3,610       884       175          --      (304)   (1,258)        --
EBITDA(b).............................      (23)    1,593     4,385       7,530     1,142     5,291      7,589
Depreciation and amortization.........       48       259       680       2,720       174       650      1,740
Capital expenditures(c)...............      569       934    16,322          --      (426)     (300)        --
Labor hours worked....................      340       509       582         953       272       314        654

                                                                   JUNE 30, 1997
                                                              -----------------------
                                                              ACTUAL     PRO FORMA(A)
                                                              -------    ------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   358      $ 35,991
Total assets................................................   26,697       104,036
Long-term debt..............................................   18,711         6,894
Stockholders' equity........................................    3,925        82,769

---------------

(a) Such data give effect to (i) the completion of the Bludworth Acquisition,
    (ii) the completion of the Exchange and (iii) the completion of the Offering and the application of estimated net proceeds as described in "Use of Proceeds," as if they had occurred on January 1, 1996 as to the Pro Forma Income Statement Data and on June 30, 1997 as to the Pro Forma Balance Sheet Data. The Pro Forma financial data do not purport to be indicative of the Company's financial condition or results of operations had the transactions to which such data give effect been completed on the dates assumed, nor do such data purport to project the Company's financial condition or results of operations at any future date or for any future period. See Unaudited Pro Forma Consolidated Combined Financial Information.

(b) EBITDA (earnings before interest, minority interest, taxes, depreciation and amortization expense) is presented here not as a measure of operating results, but rather as a measure of the Company's operating performance. EBITDA should not be construed as an alternative to operating income (determined in accordance with generally accepted accounting principles ("GAAP")) as an indicator of the Company's operating performance or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of liquidity. EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.

(c) Includes property and equipment acquired through the incurrence of debt.

(d) To reflect the historical consolidated operations of Bludworth for the six months ended June 30, 1997, certain additions and deductions to revenues and expenses have been made to convert such operations from a March 31 fiscal year to a calendar year.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. The following factors should be carefully considered together with the information provided elsewhere in this Prospectus in evaluating an investment in the Common Stock.

SHORTAGE OF TRAINED SHIPYARD WORKERS

     Shipyards located in certain portions of the U.S. Gulf Coast are experiencing severe shortages of skilled shipyard labor as a result of recent labor demands brought about by increases in demand for shipyard services, offshore drilling activities, the construction of offshore facilities and offshore field service personnel. This labor shortage has resulted in increased costs of labor, and limitations on production capacity, for certain shipyards. The labor shortage has not materially impacted the Company at the present time, although no assurances can be given regarding whether shortages will be experienced at the Company's shipyards in the future. Any labor shortages experienced by the Company in the future could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and "Business -- Operations."

DEPENDENCE OF OFFSHORE SUPPORT VESSEL AND OFFSHORE DRILLING MARKETS ON OIL AND GAS INDUSTRY

     Repair of offshore support vessels accounted for over 30% of the Company's repair and conversion revenues in 1996, and volumes are expected to increase in the future with the consummation of the Bludworth Acquisition and implementation of the Company's expansion strategy. Additionally, after the capital improvements to the East Pelican Island shipyard in Galveston have been completed, the Company will be actively seeking customers from the offshore drilling industry. Customer demand for offshore support vessels and offshore drilling rigs is dependent on, among other things, the levels of activity in offshore oil and gas exploration, development and production, particularly in the Gulf of Mexico where many of the offshore support vessels repaired by the Company have been put into service. The level of activity in offshore oil and gas exploration, development and production is affected by such factors as prevailing oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of available offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, technological advances and the ability of oil and gas companies to generate or otherwise obtain funds for capital expenditures. Although the Company believes there will be an increase in demand for offshore support vessels and offshore drilling rigs, and the repair and maintenance of such vessels, the Company cannot predict future levels of activity in offshore oil and gas exploration, development and production.

RISKS RELATED TO MANAGING GROWTH

     Any significant increase in the current levels of repair, conversion, and construction activity, as well as the Company's planned expansion into the offshore drilling rig conversion, repair and new construction business, will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate additional management personnel and skilled laborers. Although the Company has hired and plans to hire management personnel who have experience in the business of converting and repairing offshore drilling rigs, there can be no assurance that additional management personnel or skilled laborers will be identified and retained by the Company. In addition, there can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they expand. If the Company is unable to manage its growth efficiently and effectively, or if it is unable to attract and retain additional qualified management personnel and skilled laborers, there could be a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

     A large portion of the Company's revenue has historically been generated by a few customers, although not necessarily the same customers from year to year. For 1996, the Company derived more than 10% of its revenues from each of SEACOR Smit Inc. (22%) and Kirby Corporation (15%) and more than 50% from its largest five customers. Based on its current backlog of projects, the Company expects that it will derive more than 10% of its revenues in 1997 from each of SEACOR Smit Inc. and Kirby Corporation. Because the level of services that the Company may provide to any particular customer depends on that customer's needs for repairs in a particular year, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years. However, the loss of a significant customer for any reason, including a sustained decline in that customer's capital expenditure budget or competitive factors, could result in a substantial loss of revenue and could have a material adverse effect on the Company's operating performance. Further, as a result of continuing consolidations in the inland marine, offshore support vessel and offshore drilling industries, the Company may face more significant pricing and margin pressure when dealing with volume commitments from such customers. See "Business -- Principal Customers."

COMPETITIVE INDUSTRY

     The shipbuilding industry is highly competitive. In general, during the 1990s, the U.S. shipbuilding industry has been characterized by substantial excess capacity because of the significant decline in U.S. Navy shipbuilding spending and the difficulties experienced by U.S. shipbuilders in competing successfully for international commercial projects against foreign shipyards, many of which are heavily subsidized by their governments. As a result of these factors, competition by U.S. shipbuilders for domestic commercial projects has increased significantly. Such increased competition has resulted in substantial pressure on pricing and profit margins.

     Contracts for the construction and conversion of vessels are often awarded on a competitive bid basis. More than 30% of the Company's repair work is awarded on a competitive bid basis. Although the Company believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price is a primary factor in determining which qualified shipbuilder is awarded a job.

     The Company currently competes for a range of domestic commercial shipyard projects principally with approximately 10 to 20 U.S. shipyards. The number and identity of competitors on particular projects vary greatly, depending on the type of service performed, the type of vessel and the size of project. Additional competition, competitive bidding and downward pressures on profits and pricing margins could have a material adverse effect on the Company's business, financial condition and the results of operations. See
"Business -- Competition."

BIDDING RISKS ASSOCIATED WITH CONTRACTUAL PRICING IN THE SHIPBUILDING INDUSTRY

     Over 50% of the Company's commercial contracts are currently performed on a fixed-priced basis. The Company attempts to cover anticipated increased costs of labor and materials through an estimation of such costs, which is reflected in the original price. Despite these attempts, however, the revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of changes in job conditions and variations in labor and material costs over the term of the contract. These variations and the risks generally inherent in the shipbuilding industry may result in gross profits realized by the Company being different from those originally estimated and may result in the Company experiencing reduced profitability or losses on projects. Depending on the size of the project, these variations from estimated contract performance could have a significant effect on the Company's operating results for any particular fiscal quarter or year.

     In addition, the Company's contract revenues are recognized on a percentage of completion basis. Accordingly, contract price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage of completion are reflected in income in the period when such estimates are revised. To the extent that these adjustments result in a loss or a reduction or elimination of previously reported profits with respect to a project, the Company would recognize a charge against current earnings, which could be material and have a material adverse effect on the financial condition and the results of operations. See "Business -- Contract Procedure, Structure and Pricing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

RISK OF SHIPYARD EXPANSION

     The Company has entered into an agreement with the Board of Trustees of Galveston Wharves to lease the East Pelican Island shipyard on approximately 110 acres in Galveston, Texas for a term of up to 99 years. The Company intends to improve the facility so that it would be capable of converting and repairing existing offshore drilling rigs and the construction of new offshore drilling rigs. The Company historically has not conducted any operations in this segment of the shipbuilding industry. There can be no assurance that the Company will be successful. Further, there can be no assurance that market conditions, including dayrates realized by offshore drilling contractors, will permit the Company to obtain sufficient orders for the conversion and repair of offshore drilling rigs on a profitable basis, or that the Company will realize orders of a sufficient quantity to justify the costs and expenses of improving, equipping and operating the shipyard. There can be no assurance that the shipyard capital improvements will be completed or, if completed, that the shipyard improvements will be completed on the schedule or at the total cost to complete currently estimated by the Company.

OPERATING RISKS

     The Company's activities relating to the repair, conversion and construction of large steel structures, the operation of cranes and other heavy machinery and other operating hazards, can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. The operation of the marine rails and the drydock vessels owned by the Company can give rise to large and varied liability risks, such as risks of collisions with other vessels or structures, sinkings, fires and other marine casualties, which could result in significant claims for damages against both the Company and third parties for, among other things, personal injury, death, property damage, pollution and loss of business. Litigation arising from any such occurrences may result in the Company being named as a defendant in lawsuits asserting large claims. In addition, due to their proximity to the Gulf of Mexico, the Company's facilities are subject to the possibility of electrical outages, as well as physical damage caused by heavy winds, hurricanes or flooding.

DEPENDENCE ON KEY MANAGEMENT

     The Company believes that its success to date is attributable to, and its future performance will depend to a significant extent upon, the efforts and abilities of Messrs. Samuel F. Eakin, Chief Executive Officer, Frank W. Eakin, President and Chief Operating Officer, David B. Ammons, Executive Vice President-Finance and Joe O'Toole, Executive Vice President-Operations. The loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company. See "Management."

BACKLOG

     The Company's backlog is based on management's estimate of future revenue attributable to (i) the remaining amounts to be invoiced with respect to those projects, or portions of projects, as to which a customer has authorized the Company to begin work or purchase materials and (ii) projects, or portions of projects, that have been awarded to the Company as to which the Company has not commenced work. All projects currently included in the Company's backlog are subject to change and/or termination at the option of the customer, either of which could substantially change the amount of backlog currently reported. The loss of a significant customer could have a material adverse effect on the Company's revenue. See "Business -- Backlog."

IMPACT OF ENVIRONMENTAL LAWS

     The Company is subject to extensive and changing federal, state and local laws (including common law) and regulations designed to protect the environment ("Environmental Laws"). The Company from time to time is involved in administrative and other proceedings under Environmental Laws involving its operations and facilities. Environmental Laws could impose liability for remediation costs or result in civil or criminal penalties in cases of non-compliance. Compliance with Environmental Laws increases the Company's costs of doing business. Additionally, Environmental Laws have been subject to frequent change; therefore, the Company is unable to predict the future costs or other future impact of Environmental Laws on its operations. There can be no assurance that the Company will not incur material liability related to the Company's operations and properties under Environmental Laws. See
"Business -- Regulation -- Environmental Regulation."

LEGISLATIVE PROPOSALS TO RESCIND PROVISIONS OF JONES ACT

     Pursuant to the requirements of the Merchant Marine Act of 1920 (the "Jones Act"), all vessels transporting products between U.S. ports ("Coastwise Trade") must be constructed and repaired in U.S. shipyards, owned and crewed by U.S. citizens and registered under U.S. law. Many customers elect to have vessels constructed and repaired at U.S. shipyards, even if such vessels are eventually intended for international use, in order to maintain flexibility to use such vessels in the U.S. Coastwise Trade in the future. The Company believes that a substantial portion of its revenues will result from the sale and repair of vessels capable of being used for U.S. Coastwise Trade. In 1996, proposed legislation was introduced in Congress to substantially modify the provisions of the Jones Act mandating the use of vessels constructed in the United States for U.S. Coastwise Trade. Similar bills seeking to rescind or substantially modify the Jones Act and eliminate or adversely affect the competitive advantages it affords to U.S. shipbuilders have been introduced in Congress from time to time and are expected to be introduced in the future. Although management believes it is unlikely that the Jones Act requirements will be rescinded or materially modified in the foreseeable future, there can be no assurance that this will not occur. Many foreign shipyards are heavily subsidized by their governments and, as a result, there can be no assurance that the Company would be able to effectively compete with such shipyards if they were permitted to construct vessels for use in the U.S. coastwise trade. The repeal of the Jones Act or any amendment of the Jones Act that would eliminate or adversely affect the competitive advantages provided to U.S. shipbuilders could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Regulation -- Jones Act."

CONTROL BY EXISTING MANAGEMENT AND STOCKHOLDERS

     Following the completion of the Offering, the Company's executive officers
and directors will beneficially own      % of the outstanding shares of Common
Stock (     % if the Underwriters' over-allotment option is exercised in full).
In addition, Samuel F. Eakin, the Company's Chairman of the Board and Chief
Executive Officer will beneficially own      % of the outstanding shares of
Common Stock (     % if the Underwriters' over-allotment option is exercised in full). Consequently, these persons, if they were to act together, would have the ability to exercise control over the Company's affairs, to elect all directors in the class standing for election in any given year and to control the disposition of any matter submitted to a vote of stockholders. See "Principal and Selling Stockholders."

CERTAIN ANTI-TAKEOVER EFFECTS

     The Certificate of Incorporation of the Company (the "Certificate"), the Bylaws of the Company (the "Bylaws"), and applicable provisions of the Delaware General Corporation Law (the "DGCL"), contain various provisions that may hinder, delay or prevent the acquisition of control of the Company without the approval of the Company's Board of Directors. Certain provisions of the Certificate and the Bylaws, among other things, will (i) authorize the issuance of "blank check" preferred stock, (ii) divide the Company's Board of Directors into three classes, the members of which (after an initial transition period) will serve for three-year terms, (iii) establish advance notice requirements for director nominations and stockholder proposals to be considered at annual meetings and (iv) prohibit stockholder action by written consent. In addition,
Section 203 of the DGCL imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the Common Stock. See "Description of Capital Stock -- Certain Provisions of the Company's Charter and Bylaws," and "Description of Capital Stock -- Statutory Business Combination Statute."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have          shares of
Common Stock outstanding. In addition,           shares will be issuable upon
exercise of options outstanding under the Company's 1997 Equity Incentive Plan.
Of these shares, the          shares sold in the Offering will be freely
tradeable without restrictions or registration under the Securities Act of 1933,
as amended (the "Securities Act"). All of the remaining          shares of
Common Stock held by existing stockholders will be "restricted" securities as that term is defined in Rule 144 as promulgated under the Securities Act. The Company intends to register all of the shares issuable under the 1997 Equity Incentive Plan under the Securities Act after consummation of the Offering.
Subject to the 180-day lock-up agreement described below,          of the
"restricted" securities will be eligible for sale in the public market following the consummation of the Offering pursuant to Rule 144. Additional shares of Common Stock will also become eligible for sale in the public market from time to time. However, the Company, its directors and executive officers and the Selling Stockholders have agreed not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Schroder & Co. Inc. In
addition, an aggregate of           shares issued in the Exchange will be
subject to further contractual restrictions on sale. Following this Offering, sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rule 144 or otherwise, or the availability of such shares for sale, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION TO INVESTORS

     Investors purchasing shares of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value of approximately
$          per share of Common Stock. See "Dilution."

DIVIDEND POLICY

     The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

ABSENCE OF A PRIOR PUBLIC MARKET FOR THE COMMON STOCK

     Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or be sustained or that the price at which the Common Stock will trade after the Offering will not be lower than the initial public offering price. The initial public offering price of the Common Stock in the Offering has been determined through negotiations between the Company and the managing Underwriters. See "Underwriting." Market prices for the Common Stock following the Offering will be influenced by a number of factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of the Company and general economic and other conditions. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market.

                                  THE COMPANY

     First Wave Marine, Inc. is a leading provider of shipyard and related environmental services to the offshore support vessel, offshore barge and inland marine industries. The Company offers a full range of repair, conversion, new construction and related environmental services, including cleaning, degassing and wastewater treatment. Following the consummation of two pending acquisitions, the Company will significantly expand its operations and capacity particularly into the offshore drilling industry. The Company will be the largest shipyard operator in the Houston-Galveston area with five of the eight major shipyard facilities in this strategic location. First Wave believes that following the pending acquisitions, it will be the only one-stop source of all shipyard services for all segments of the offshore support vessel, offshore barge and inland marine markets in Texas.

     In December 1993, the Company's Brady Island shipyard was acquired by a holding company formed by the partners of Eakin & Company, Ltd. ("Eakin & Co.") through a lease of the facilities and equipment from Newpark Resources, Inc., an unrelated corporation ("Newpark Resources"). Eakin & Co. specializes in turnaround companies and complex transactions. In August 1996, the Company purchased the Brady Island leased assets from Newpark Resources. In August 1997, the Company acquired certain repair and new construction assets of the Greens Bayou facility from Platzer Shipyard, Inc., a subsidiary of Trinity Industries, Inc. After acquiring PMB Engineering, Inc.'s lease of the 110-acre East Pelican Island facility in Galveston, Texas with Galveston Wharves, the Company has signed an amendment to such lease providing, among other things, for a term of up to 99 years at an annual rental rate of $700,000, subject to adjustment.

     The Company was incorporated in Delaware on September 26, 1997. The Company's predecessor, a Texas corporation, merged into the Company on September 30, 1997 (the "Reincorporation"). The Company currently owns 83% of the outstanding shares of Newpark Shipbuilding and Repair, Inc. ("Newpark Shipbuilding"). The Company has entered into a definitive agreement with the minority shareholders of Newpark Shipbuilding to acquire the remaining 17% of
the outstanding shares of Newpark Shipbuilding in exchange for          shares
of Common Stock of the Company (the "Exchange").

     The principal executive offices of the Company are located at 4000 South Sherwood Forest Boulevard, Suite 603, Baton Rouge, Louisiana 70816, and its telephone number at such offices is (504) 292-8800.

                                USE OF PROCEEDS

     The estimated net proceeds to be received by the Company from the Offering, after deducting underwriting discounts and commissions and other estimated
expenses payable by the Company, are approximately $     million.

     Approximately $26.0 million of the proceeds will be used to fund the purchase of the Bludworth Acquisition. An additional $5.1 million will be used to pay off indebtedness of Bludworth incurred in connection with its approximately 9,000-ton drydock currently under construction. Excluding the Bludworth Acquisition, the Company intends to use approximately $27.6 million of the proceeds for its anticipated capital requirements over the next 12 months, including capital expenditures to upgrade the facilities at the East Pelican Island shipyard.

     The Company intends to use $14.1 million of the net proceeds of the Offering to prepay indebtedness outstanding under four credit facilities. The borrowings under the first facility bear interest at 10.4% per year and mature on September 2003. The borrowings under the second facility bear interest at 8.0% and mature September 2003. The borrowings under the third facility bear interest at 9.25% and mature February 2002. The borrowings under the fourth facility bear interest at prime plus 1.0% and mature August 2000. Borrowings under these four credit facilities were used to partially finance the acquisitions of Brady Island and Greens Bayou.

     A financial advisor's fee of 0.5% of the Offering proceeds to the Company and the Selling Stockholders net of underwriting discounts and commissions and Offering expenses will be paid to each of Parker Point Capital Corp. and Eakin & Co. See "Management -- Certain Transactions."

     The balance of the net proceeds of the Offering, if any, will be used by the Company for general corporate purposes, including satisfaction of working capital needs, and other purposes. Pending such uses, the net proceeds will be invested in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. The declaration of dividends is at the discretion of the Company's Board of Directors. The Company's dividend policy will be reviewed by the Board of Directors at such time as may be appropriate in light of future operating conditions, dividend restrictions of subsidiaries, financial requirements, general business conditions and other factors. Currently, two of the Company's principal subsidiaries are restricted under their respective credit agreements from paying dividends to the Company without their respective lender's approval. It is anticipated that all of the outstanding indebtedness under one of these facilities will be paid with the net proceeds of the Offering.

                                    DILUTION

     The net tangible book value of the Company at June 30, 1997, was
$          or $          per share of Common Stock. Net tangible book value per
share of Common Stock is determined by dividing the tangible net worth (total
tangible assets less total liabilities) of the Company by the           shares
of Common Stock outstanding after the Exchange and prior to the consummation of this Offering. After giving effect to the sale of Common Stock by the Company in
this Offering (assuming net proceeds to the Company of $          ), the pro
forma net tangible book value of the Company at June 30, 1997, would have been
approximately $          or $          per share of Common Stock. This
represents an immediate increase in net tangible book value of $          per
share of Common Stock to present holders of Common stock and an immediate
dilution of approximately $          per share to new investors purchasing
shares in this Offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share......................    $
                                                                         -------
  Net tangible book value per share before the Offering.....  $
                                                              -------
  Increase per share attributable to new investors..........  $
                                                              -------
Pro forma net tangible book value per share after the Offering.......    $
                                                                         -------
Dilution per share to new investors..................................    $
                                                                         -------

     The following table sets forth, as of June 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing Stockholders and by new investors:

                                                               TOTAL
                                SHARES PURCHASED(1)        CONTRIBUTION         AVERAGE
                                --------------------    -------------------    PRICE PER
                                 AMOUNT     PERCENT      AMOUNT     PERCENT      SHARE
                                --------    --------    --------    -------    ---------
Existing stockholders.........                                                 $
New investors.................                                                 $
          Total...............               100.0%                 100.0%
                                              =====                  =====

---------------

(1) The above computations do not give effect to the          shares issuable
    pursuant to stock options to be granted at an exercise price per share equal to the initial public offering price to officers and employees of the Company under the 1997 Incentive Equity Plan upon completion of the Offering.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 (i) on a historical basis, (ii) pro forma after giving effect to the Reincorporation and the Exchange, and (iii) pro forma as adjusted to reflect the
issuance by the Company of           shares of Common Stock offered hereby and
the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, contained herein.

                                                              JUNE 30, 1997
                                            -------------------------------------------------
                                                         PRO FORMA FOR THE     PRO FORMA AS
                                                          REINCORPORATION    ADJUSTED FOR THE
                                            HISTORICAL   AND THE EXCHANGE        OFFERING
                                            ----------   -----------------   ----------------
                                             (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
Cash and cash equivalents.................   $   358         $                   $
                                             =======
Short-term borrowings and current portion
  of long-term debt.......................   $ 1,152
Long-term debt............................    17,772
                                             -------
          Total debt......................    18,924
                                             -------
Stockholders' equity:
  Common Stock, $0.01 par value,
     21,000,000 shares authorized(a);
               shares issued and
     outstanding,           shares
     outstanding pro forma and
     shares issued and outstanding pro
     forma as adjusted(b).................         1
  Preferred stock, $0.01 par value,
     2,000,000 shares authorized; no
     shares issued and outstanding........        --
  Additional paid-in capital..............        --
  Retained earnings.......................     3,924
                                             -------
          Total stockholders' equity......     3,925
                                             -------
          Total capitalization............   $22,849                             $
                                             =======

---------------

(a) Actual Common Stock of the predecessor to the Company, First Wave Marine, Inc., a Texas corporation ("FWM-TX") was 10,000 shares authorized, no par value. Pursuant to the Reincorporation, FWM-TX has merged into the Company on September 30, 1997.

(b) Does not include an aggregate of (i)           shares issuable pursuant to
    stock options granted under the Company's 1997 Incentive Equity Plan at an exercise per share equal to the initial public offering price. See "Management -- 1997 Incentive Equity Plan" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The historical financial data presented in the table below for and at the end of each of the years in the three-year period ended December 31, 1996 are derived from the Consolidated Financial Statements of the Company audited by Grant Thornton LLP, independent certified public accountants. The consolidated statements of operations data set forth below for the years ending December 31, 1992 and 1993 and the consolidated balance sheet data at December 31, 1992 and 1993 have been derived from unaudited accounting records of a predecessor to the Company. The historical financial data presented in the table below for and as of the end of each of the six-month periods ended June 30, 1996 and June 30, 1997 are derived from the unaudited Consolidated Financial Statements of the Company. In the opinion of management of the Company, all of such unaudited Consolidated Financial Statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the six months ended June 30, 1997 are not necessarily indicative of the results to be achieved for the full year. The data presented below should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                   JUNE 30,
                                              -----------------------------------------------   -----------------
                                               1992      1993      1994      1995      1996      1996      1997
                                              -------   -------   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Repair and conversions....................  $12,560   $14,075   $11,693   $15,392   $20,997   $ 9,297   $13,505
  New construction..........................       --        --     1,391     3,321     2,841       475       881
  Environmental services....................    2,118     2,176     2,263     3,287     4,119     2,001     2,555
                                              -------   -------   -------   -------   -------   -------   -------
        Total revenue.......................   14,678    16,251    15,347    22,000    27,957    11,773    16,941
Cost of revenues............................   10,695    14,994    12,591    17,043    18,623     8,303     9,493
                                              -------   -------   -------   -------   -------   -------   -------
Gross profit................................    3,983     1,257     2,756     4,957     9,334     3,470     7,448
General and administrative expenses(a)......    3,728     3,241     2,827     3,623     5,629     2,502     2,807
                                              -------   -------   -------   -------   -------   -------   -------
Operating income (loss).....................      255    (1,984)      (71)    1,334     3,705       968     4,641
Interest expense, net.......................      101       359       186       247       829       155       842
Minority interest...........................       --        --        --        76       219        47       403
                                              -------   -------   -------   -------   -------   -------   -------
Earnings (loss) before taxes................      154    (2,343)     (257)    1,011     2,657       766     3,396
Income tax provision(b).....................       --        --         2       283     1,098       260     1,364
                                              -------   -------   -------   -------   -------   -------   -------
        Net earnings (loss).................  $   154   $(2,343)  $  (259)  $   728   $ 1,559   $   506   $ 2,032
                                              =======   =======   =======   =======   =======   =======   =======
Earnings (loss) per share(b)................
Weighted average number of shares
  outstanding(b)............................
CASH FLOW AND OPERATING DATA:
Net cash provided by (used in):
  Operating activities......................    1,062    (1,363)   (2,962)       36     1,184       669     1,916
  Investing activities......................   (5,559)     (317)     (569)     (934)   (1,425)     (426)     (300)
  Financing activities......................    4,789     1,520     3,610       884       175      (304)   (1,258)
EBITDA(c)...................................      859    (1,287)      (23)    1,593     4,385     1,142     5,291
Depreciation and amortization...............      604       697        48       259       680       174       650
Capital expenditures(d).....................   13,293       317       569       934    16,322      (426)     (300)
Labor hours worked..........................       NA        NA       340       509       582       272       314
Gross Margin................................    27.1%      7.7%     18.0%     22.5%     33.4%     29.5%     44.0%
Operating Income Margin.....................     1.7%        NM        NM      6.1%     13.3%      8.2%     27.4%
Net Income Margin...........................       NM        NM        NM      3.3%      5.6%      4.3%     12.0%
EBITDA Margin...............................     5.9%        NM        NM      7.2%     15.7%      9.7%     31.2%

                                                                            DECEMBER 31,                    JUNE 30,
                                                            --------------------------------------------   -----------
                                                             1992     1993     1994      1995     1996        1997
                                                            ------   ------   -------   ------   -------   -----------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $  974   $  814   $    79   $   66   $    --     $   358
Total assets..............................................  18,854   18,144     5,017    6,794    24,932      26,697
Long-term debt............................................   4,520    4,161     1,434    1,128    18,663      18,711
Stockholders' equity (deficit)............................  (4,796)  (7,139)     (258)     334     1,893       3,925

---------------

NA -- Not available

NM -- Not meaningful

(a) Included in general and administrative expenses for 1992 and 1993 are $1.3 million and $2.2 million in administrative allocations charged by the predecessor's parent company.

(b) In 1992 and 1993, the results of operations of the predecessor to the Company were included in the consolidated financial statements and tax returns of the predecessor's parent company. Therefore, earnings per share, weighted average number of shares outstanding and income tax provisions were reported by the predecessor's parent company and are not applicable.

(c) EBITDA (earnings before interest, minority interest, taxes, depreciation and amortization expense) is presented here not as a measure of operating results, but rather as a measure of the Company's operating performance. EBITDA should not be construed as an alternative to operating income (determined in accordance with GAAP) as an indicator of the Company's operating performance or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of liquidity. EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.

(d) Includes property and equipment acquired through the incurrence of debt.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     This information should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, contained in this Prospectus. See also "Selected Consolidated Financial Data."

GENERAL

     The Company currently engages in the repair and conversion of offshore support vessels and barges, as well as the construction of new barges at two shipyards in the Houston area (Brady Island and Greens Bayou). Additionally, the Company has entered into agreements to add three new shipyards through the purchase of JBM Pasadena, West Pelican Island and the long-term lease of the East Pelican Island shipyard. The JBM Pasadena and West Pelican Island shipyards, located in Houston and Galveston, respectively, are dedicated primarily to the offshore support vessel, inland barge and inland tow boat markets. Management believes that the two Pelican Island facilities, which will move the Company into offshore drilling rig repair, conversion and new construction and expand its capacities in the offshore vessel market, offer significant location and labor advantages. The Company has assembled a proven management team with decades of experience in the offshore segment to operate the Pelican Island facilities.

     The Company's results of operations are primarily dependent upon: (i) the conditions affecting the oil and gas and petrochemical industries in the Gulf of Mexico; (ii) the Company's ability to obtain contracts; and (iii) the Company's ability to manage contracts to successful completion. The Company's primary source of revenue is derived from labor hours. The Company currently employs approximately 400 people at the Brady Island and Greens Bayou facilities. The shipyards to be acquired currently employ approximately 300 production workers.

     Since the acquisition of the Brady Island shipyard in late 1993, the Company has served the offshore support vessel and offshore and inland barge markets. Historically, the Company's services have included repair, conversion, construction and related environmental services. The Company's strategy has been to achieve a balanced diversification and provide one-stop servicing for both inland and offshore marine markets.

     With the acquisition of the JBM Pasadena shipyard, the Company will enjoy a dominant market share in the highly competitive inland marine repair business in the strategically important Houston market. This concentration of assets allows for efficiencies and economies of scale which the Company believes will provide it with a competitive advantage. With the consummation of the shipyard acquisitions, the Company's operations will be conducted at five shipyards along a 50-mile corridor around the Houston-Galveston ports. Management believes that growth generated by the offshore rig repair and construction segments will result in larger unit contracts, and will enhance revenues and earnings. When combined with the relative stability and consistent volumes of the inland marine business, management believes its approach produces higher net income, less cyclicality, and more consistent growth than is possible for companies servicing a single segment of the industry.

     Revenues derived from the repair and conversion segment of the shipyard industry generally produce higher gross profit margins than new construction. The repair and conversion market is currently experiencing growth due to several factors, including the increased utilization of aging fleets, consolidation of these fleets by well-capitalized vessel operators, and replenishment and upgrading of fleets. The Company has also developed a specialization in the conversion of offshore support vessels into longer and wider vessels in response to increased demand for offshore vessels with deepwater capabilities.

     Historically, the Company has used new construction of inland barges to flatten the labor force highs and lows typical in the shipyard industry by shifting workers to new construction as a means of absorbing excess labor. Management views the lower-margin inland barge new construction segment as an incremental contributor to the business. New construction efforts to date at the Company have primarily been focused on the construction of customized marine equipment such as power barges, offshore deck barges with special lift capacities, and a new generation of tank barges. Management believes that it has positioned the Company to undertake major new construction projects in the offshore rig segment, while preserving the advantages of high margins and lower volatility in the repair and related environmental services business.

     The Company also provides related environmental services, including cleaning, degassing and wastewater treatment. Although this business comprises a small percentage of the Company's total revenues, it generates high margins and enhances the Company's strategy to be the only one-stop source of all shipyard services for all segments of the offshore support vessel, offshore barge and inland marine markets in Texas.

     All statements other than statements of historical fact contained in this Prospectus, including statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" concerning results of operations, results from proposed shipyard acquisitions, future expansion plans and other matters are forward-looking statements. Forward-looking statements in this Prospectus generally are accompanied by words such as "anticipate," "believe," "estimate" or "expect" or similar statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include the risks described under "Risk Factors," such as the dependence on the oil and gas industry, difficulties related to managing growth in operations, dependence on significant customers, competition, the risks associated with contractual pricing, the success of proposed expansion into the offshore drilling rig segment, and labor, operating, regulatory and other risks in the shipbuilding industry and risks relating to the offshore support vessel, offshore barge and inland marine markets. All forward-looking statements in this Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph.

RESULTS OF OPERATIONS

  Comparison of Six Months Ended June 30, 1997 to Six Months Ended June 30, 1996

     Revenues increased 43.9% to $16.9 million in the six-month period ended June 30, 1997 compared with $11.8 million in the same period in 1996 primarily due to growth in offshore support vessel repair and conversion activity. Overall growth in repair and conversion activity, which accounted for approximately 80.1% of total revenues in the six-month period ended June 30, 1997, rose 22.1% over the same period in 1996, based on labor hours.

     Cost of revenues rose 14.3% to $9.5 million in the six-month period ended June 30, 1997 from $8.3 million in the same period in 1996 as a result of the overall growth in labor hours.

     Gross profits increased by 114.6% to $7.4 million in the six-month period ended June 30, 1997 from $3.5 million in the same period in 1996 primarily due to higher billing and bid rates. This is reflected in an increase in gross profit margin for the first six-months of 1997 to 44.0% from 29.5% for the same period in 1996.

     General and administrative expenses rose 12.2% to $2.8 million in the six-month period ended June 30, 1997 from $2.5 million in the same period in 1996 as a result of an increase in semi-variable expenses due to the larger volume of services. General and administrative expenses as a percentage of revenues for the first six months of 1997 represented 16.6% of total revenues, as compared to 21.3% for the same period in 1996, attributable to greater operating leverage realized from the general and administrative cost structure.

     Depreciation and amortization expense increased to $650,000 in the six-month period ended June 30, 1997 from $174,000 in the same period in 1996 primarily due to the effect of a full six months of depreciation in the 1997 period of the assets acquired at the Brady Island facility in August 1996.

     Interest expense rose to $842,000 in the six-month period ended June 30, 1997 from $155,000 in the same period in 1996 due to additional financing costs associated with the debt incurred to finance the acquisition of the Brady Island assets from Newpark Resources.

     As a result of the foregoing, income tax expense increased to $1.4 million in the six-month period ended June 30, 1997 from $260,000 in the same period in 1996.

     Net earnings rose 301.6% to $2.0 million in the six-month period ended June 30, 1997 from $506,000 in the same period in 1996.

  Comparison of Year Ended December 31, 1996 to Year Ended December 31, 1995

     Revenues increased 27.1% to $28.0 million in 1996 compared with $22.0 million in 1995 primarily due to increased activity in the offshore support vessel and inland tank barge markets. The growth in revenues was primarily driven by higher levels of activity in repair and conversion services which rose 23.4% and related environmental services which increased 10.7% in 1996 over 1995, based on labor hours.

     Cost of revenues rose 9.3% to $18.6 million in 1996 from $17.0 million in 1995 primarily due to increased activity.

     Gross profits increased by 88.3% to $9.3 million in 1996 from $5.0 million in 1995 primarily due to a shift in the business mix including higher levels of activity generated from repair and conversions of offshore support vessels. As a result, gross profit margin increased to 33.4% in 1996 from 22.5% in 1995.

     General and administrative expenses rose 55.4% to $5.6 million in 1996 from $3.6 million in 1995 and increased as a percentage of revenues to 20.1% from 16.5%. In 1996, general and administrative expenses included a $700,000 non-recurring pre-tax fee related to a reduction in costs resulting from a consolidation of the Company's insurance plan. Also included in general and administrative expenses was an aggregate $680,000 paid in discretionary bonuses during 1996 compared with $68,000 paid in 1995.

     Depreciation and amortization expense increased to $680,000 in 1996 from $259,000 in 1995 due to additional depreciation associated with fixed assets purchased at the Brady Island facility in the third quarter of 1996 from Newpark Resources which had previously been under lease.

     Interest expense rose to $829,000 in 1996 from $247,000 in 1995 due to the additional financing costs associated with debt incurred to finance operations and the fixed assets purchased at the Brady Island shipyard.

     As a result of the foregoing, income tax expense increased to $1.1 million in 1996 from $283,000 in 1995. The 1995 period included the utilization of a $300,000 net operating loss carryover.

     Net earnings rose 114.1% to $1.6 million in 1996 from $728,000 in 1995 including the aforementioned one-time, non-recurring pre-tax fee of $700,000 ($441,000 after-tax).

  Comparison of Year Ended December 31, 1995 to Year Ended December 31, 1994

     The Company's revenues increased 43.4% to $22.0 million in 1995, compared to $15.3 million in 1994. This increase was attributable to higher levels of activity across all segments of the service mix, based on labor hours.

     Cost of revenues increased 35.4% to $17.0 million in 1995 from $12.6 million in 1994 primarily because of increased activity.

     Gross profits increased 79.9% to $5.0 million in 1995 from $2.8 million in 1994 due to higher levels of activity in repair and conversion and related environmental services, based on labor hours. Gross profit margin percentage of revenues increased to 22.5% in 1995 from 18.0% in 1994.

     General and administrative expenses rose 28.2% to $3.6 million in 1995 from $2.8 million in 1994 but declined as a percentage of revenues from 18.4% to 16.5%. The decline in general and administrative expenses as a percentage of revenues was attributable primarily to operating leverage realized from the general and administrative cost structure.

     Depreciation and amortization expense increased to $259,000 in 1995 from $48,000 in 1994 due to additional depreciation associated with capital improvements at the Brady Island shipyard during 1995.

     Interest expense rose to $247,000 in 1995 from $186,000 in 1994 due to additional financing costs associated with investment in capital improvements at the Brady Island shipyard during 1995.

     As a result of the foregoing, income tax expense increased to $283,000 in 1995 from $2,000 in 1994.

     Net earnings improved to $728,000 in 1995 from a loss of ($259,000) in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary uses of cash have been to fund acquisitions and capital expenditures and to service and repay debt.

     Net cash provided by (used in) operating activities was $1.2 million, $36,000 and ($3.0 million) in fiscal 1996, 1995 and 1994, respectively, and $1.9 million and $669,000 in the six months ended June 30, 1997 and 1996, respectively. The increase in the Company's cash generated from operations primarily reflect an increase in net earnings.

     Net cash used in investing activities was $1.4 million, $934,000 and $569,000 in fiscal 1996, 1995 and 1994, respectively, and $300,000 and $426,000 in the six months ended June 30, 1997 and 1996, respectively. During the 42-month period ended June 30, 1997, investing activities consisted largely of the acquisition of the Brady Island shipyard facility and capital improvements to expand capacity.

     Net cash provided by (used in) financing activities was $175,000, $884,000 and $3.6 million, in fiscal 1996, 1995 and 1994, respectively, and ($1.3 million) and ($304,000) in the six months ended June 30, 1997 and 1996, respectively. Increases in financing activities represent debt incurred to finance growth and expansion of the Company's operations, whereas cash used in financing activities reflected repayment of the Company's outstanding debt.

     The Company has budgeted approximately $2.3 million for planned capital projects at its current shipyard facilities for fiscal 1997, including $1.8 million and $524,000 in capital improvements for Brady Island and Greens Bayou, respectively. Excluding the Bludworth Acquisition, the Company has budgeted $27.6 million in capital expenditures for 1998, including $1.4 million, $1.8 million and $24.4 million in capital improvements for the Brady Island, Greens Bayou and East Pelican Island shipyard facilities, respectively. The Company is required pursuant to the terms of the East Pelican Island lease to make $20 million in capital improvements and equipment over the next three years, all of which the Company has budgeted for 1998.

     In August 1996, the Company entered into a Credit Agreement with a financial institution providing up to $12.4 million in amortizing term debt bearing an interest rate of approximately 10.4% to finance the acquisition of shipyard assets from Newpark Resources which had previously been leased. The Credit Agreement is collateralized by certain of the Company's assets and requires the

Company to maintain certain financial ratios. In connection with the Company's acquisition of the Brady Island shipyard assets in August 1996, the Company borrowed $11.8 million under the Credit Agreement and issued $6.3 million in subordinated debt to Newpark Resources to fund the purchase price. The subordinated debt bears interest at 5.0% and matures 2003. In August 1997, the Company borrowed the remaining $600,000 available under the Credit Agreement to partially fund the acquisition of Greens Bayou. The Company, intends to use a portion of the net proceeds from this Offering to repay the amount outstanding under the Credit Agreement and approximately $2.2 million in other debt.

     Currently, the Company has an aggregate $4.8 million in borrowing capacity under two revolving lines of credit, one of which bears interest at prime plus 1.0%, the other at prime plus 0.5%. The Company currently has no debt outstanding under these facilities.

     Management believes that with the net proceeds from this Offering, the Company will have sufficient financial resources available to meet its anticipated requirements for acquisitions, capital expenditures, working capital and debt amortization for the next 12 months.

INFLATION AND CHANGING PRICES

     The Company does not believe that general price inflation has had a significant impact on the Company's results of operations during the periods presented. To the extent that the effects of inflation are not offset by improvements in manufacturing and purchasing efficiency and labor productivity, the Company generally has been able to take such effects into account in pricing its contracts with customers. There can be no assurance, however, that inflation will not have a material effect on the Company's business in the future. For information regarding the effects of increases in labor costs on the Company's results of operations in recent periods, see "-- General" and "-- Results of Operations."

ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") has issued Financial Accounting Standards No. 128, Earnings per Share, which is effective for financial statements issued after December 15, 1997. The new standard eliminates primary and fully diluted earnings per share and requires the presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed.

     Effective December 1997, the Company will be required to adopt Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"). SFAS 129 requires that all entities disclose in summary form within the financial statement the pertinent rights and privileges of the various securities outstanding. An entity is to disclose within the financial statement the number of shares issued upon conversion, exercise, or satisfaction of required conditions during at least the most recent annual fiscal period and any subsequent interim period presented. Other special provisions apply to preferred and redeemable stock. The Company will adopt SFAS 129 in the fourth quarter of 1997.

     The FASB has issued Financial Accounting Standards No. 130, Reporting Comprehensive Income, which is effective for financial statements issued after December 15, 1997. The new standard requires an entity to report and display comprehensive income and its components. Comprehensive income will include net income plus net unrealized gains or loss on securities.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective for periods beginning after December 15, 1997.

                   UNAUDITED PRO FORMA CONSOLIDATED COMBINED
                             FINANCIAL INFORMATION

     The following unaudited pro forma consolidated combined financial information gives pro forma effect to: (i) the completion of the acquisition of Bludworth by First Wave; (ii) the completion of the Exchange; and (iii) the completion of the Offering and the application of estimated net proceeds therefrom as described in "Use of Proceeds," as if they had occurred at January 1, 1996 with respect to the unaudited pro forma consolidated combined statements of operations and as if they had occurred June 30, 1997 with respect to the unaudited pro forma consolidated combined balance sheet. This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of First Wave and Bludworth appearing elsewhere herein.

     The pro forma adjustments reflecting the consummation of the Bludworth Acquisition on the purchase method of accounting are based on available financial information and certain estimates and assumptions set forth in the notes to the Unaudited Pro Forma Consolidated Combined Financial Information. The assumptions include the acquisition of all of the outstanding shares of capital stock of Bludworth for $19.0 million in cash. The pro forma adjustments do not reflect any operating efficiencies and cost savings that may be achievable with respect to the combined businesses.

     The following information is not necessarily indicative of the future financial position or operating results of the combined businesses or the financial position or operating results of the combined businesses had the Bludworth Acquisition, the Exchange and the Offering occurred on the dates discussed above. For purposes of preparing its Consolidated Financial Statements, First Wave will establish a new basis for Bludworth's assets and liabilities based upon the fair values thereof and First Wave's purchase price thereof, including the costs of the Bludworth Acquisition. A final determination of the required purchase accounting adjustments, including the allocation of the purchase price to the identifiable tangible and intangible assets, the acquired assets of Bludworth and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the preparation of the Unaudited Pro Forma Consolidated Combined Financial Information are preliminary and have been made solely for the purposes of preparing such financial information. First Wave will undertake a study to determine the fair value of certain of Bludworth's assets and liabilities and will make appropriate purchase accounting adjustments upon completion of that study. The Unaudited Pro Forma Consolidated Combined Financial Information reflects First Wave's best estimates; however, the actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein because of various factors, including, without limitation, access to additional information, changes in value and changes in operating results between the date of preparation of the Unaudited Pro Forma Consolidated Combined Financial Information and the date on which the Bludworth Acquisition closed.

     The pro forma adjustments reflecting the consummation of the Exchange are based upon available financial information and estimates and assumptions concerning the valuation of the Exchange. Upon completion of the Exchange, the Company will record the purchase accounting allocation of the value of the Company's shares exchanged to the assets acquired represented by the minority shares of Newpark Shipbuilding. The Company will undertake a study to determine the fair values of the exchanged shares and the net assets of Newpark Shipbuilding for such purposes. A final determination of these values has not been made. Therefore, the purchase accounting adjustments made for the purposes of the Unaudited Pro Forma Consolidated Combined Financial Information reflects First Wave's best estimates. The actual determination may result in differences from those estimates.

                            FIRST WAVE MARINE, INC.

                 PRO FORMA CONSOLIDATED COMBINED BALANCE SHEET
                                 JUNE 30, 1997
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                        JOHN
                                     FIRST WAVE      BLUDWORTH       PRO FORMA      PRO FORMA
                                    MARINE, INC.    MARINE, INC.    ADJUSTMENTS     COMBINED
                                    ------------    ------------    ------------    ---------
              ASSETS
Cash and cash equivalents.........    $   358         $   493         $ 72,750(a)   $ 35,991
                                                                       (19,000)(b)
                                                                       (18,610)(c)
Accounts receivable...............      7,970           6,931               --        14,901
Inventories.......................        783             981               --         1,764
Other.............................        287             321               --           608
                                      -------         -------         --------      --------
     Total current assets.........      9,398           8,726           35,140        53,264
Property and equipment, net.......     16,454           7,820           12,611(b)     36,885
Organization and loan costs,
  net.............................        613              --               --           613
Deposits and other................        232              98               --           330
Intangible assets.................         --              --            6,000(d)     12,944
                                                                         6,944(b)
                                      -------         -------         --------      --------
     Total assets.................    $26,697         $16,644         $ 60,695      $104,036
                                      =======         =======         ========      ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Notes payable.....................    $   213         $ 3,285         $     --      $  3,498
Current portion of long-term
  debt............................        939             372           (1,311)(c)        --
Trade accounts payable............        726           1,569               --         2,295
Accrued liabilities...............      1,392           1,223               --         2,615
                                      -------         -------         --------      --------
     Total current liabilities....      3,270           6,449           (1,311)        8,408
Long-term debt, net of current
  portion.........................     10,878           5,721          (16,599)(c)        --
Subordinated debt.................      6,894              --               --         6,894
Deferred income taxes.............        591             363            4,666(b)      5,620
Other liabilities.................        345              --               --           345
Minority interest in subsidiary...        794              --             (794)(d)        --
                                      -------         -------         --------      --------
     Total liabilities............     22,772          12,533          (14,038)       21,267
STOCKHOLDERS' EQUITY
Common stock......................          1               1            6,794(d)     80,470
                                                                        73,675(a)
                                                                            (1)(b)
Retained earnings.................      3,924           4,110           (4,110)(b)
                                                                          (925)(a)
                                                                          (700)(c)     2,299
                                      -------         -------         --------      --------
                                        3,925           4,111           74,733        82,769
                                      -------         -------         --------      --------
     Total liabilities and
       stockholders' equity.......    $26,697         $16,644         $ 60,695      $104,036
                                      =======         =======         ========      ========

See accompanying notes to unaudited pro forma consolidated combined financial statements.

                            FIRST WAVE MARINE, INC.

             PRO FORMA CONSOLIDATED COMBINED STATEMENT OF EARNINGS
                      SIX MONTH PERIOD ENDED JUNE 30, 1997
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                          JOHN
                                       FIRST WAVE      BLUDWORTH       PRO FORMA     PRO FORMA
                                      MARINE, INC.    MARINE, INC.    ADJUSTMENTS    COMBINED
                                      ------------    ------------    -----------    ---------
REVENUES............................    $16,941         $13,380         $    --       $30,321
COST OF REVENUES....................      9,493          10,539             556(e)     20,588
                                        -------         -------         -------       -------
          Gross profit..............      7,448           2,841            (556)        9,733
GENERAL AND ADMINISTRATIVE
  EXPENSES..........................      2,807             875             206(f)      3,888
                                        -------         -------         -------       -------
          Earnings from
            operations..............      4,641           1,966            (762)        5,845
OTHER INCOME (EXPENSE)
  Other income......................         --               4              --             4
  Interest expense..................       (843)           (384)            781(g)       (446)
  Minority interest.................       (402)             --             402(d)         --
                                        -------         -------         -------       -------
                                         (1,245)           (380)          1,183          (442)
                                        -------         -------         -------       -------
          Earnings before income
            taxes...................      3,396           1,586             421         5,403
INCOME TAXES........................      1,364             622              72(h)      2,058
                                        -------         -------         -------       -------
          NET EARNINGS..............    $ 2,032         $   964         $   349       $ 3,345
                                        =======         =======         =======       =======

Earnings per share:
  Net income per share..............
  Weighted average shares
     outstanding....................

 See accompanying notes to unaudited pro forma consolidated combined financial statements.

                            FIRST WAVE MARINE, INC.

             PRO FORMA CONSOLIDATED COMBINED STATEMENT OF EARNINGS
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                            YEAR ENDED      YEAR ENDED
                                           DECEMBER 31,     MARCH 31,
                                               1996            1997
                                           ------------     ----------
                                                               JOHN
                                            FIRST WAVE      BLUDWORTH       PRO FORMA     PRO FORMA
                                           MARINE, INC.    MARINE, INC.    ADJUSTMENTS    COMBINED
                                           ------------    ------------    -----------    ---------
REVENUES.................................    $27,957         $16,993         $    --       $44,950
COST OF REVENUES.........................     18,623          12,987           1,111(e)     32,721
                                             -------         -------         -------       -------
          Gross profit...................      9,334           4,006          (1,111)       12,229
GENERAL AND ADMINISTRATIVE EXPENSES......      5,629           1,526             412(f)      7,567
                                             -------         -------         -------       -------
          Earnings from operations.......      3,705           2,480          (1,523)        4,662
OTHER INCOME (EXPENSE)
  Other income...........................         --             148              --           148
  Interest expense.......................       (829)           (443)            756(g)       (516)
  Minority interest......................       (219)             --             219(d)         --
                                             -------         -------         -------       -------
                                              (1,048)           (295)            975          (368)
                                             -------         -------         -------       -------
          Earnings before income taxes...      2,657           2,185            (548)        4,294
INCOME TAXES.............................      1,098             909            (177)(h)     1,830
                                             -------         -------         -------       -------
          NET EARNINGS...................    $ 1,559         $ 1,276         $  (371)      $ 2,464
                                             =======         =======         =======       =======

Earnings per share:
  Net income per share...................
  Weighted average shares outstanding....

 See accompanying notes to unaudited pro forma consolidated combined financial statements.

                            FIRST WAVE MARINE, INC.

         NOTES TO PRO FORMA CONSOLIDATED COMBINED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(a) To record the net proceeds of the Offering and the payment of a financial management fee.

(b) To record the acquisition of Bludworth, the allocation of the purchase premium to property and equipment, deferred tax liability, non-compete agreement and goodwill.

(c) To record the retirement of debt with the proceeds of the Offering, including a prepayment penalty of $700.

(d) To record the acquisition by First Wave of the minority interest in Newpark Shipbuilding through an exchange of shares.

(e) To record additional depreciation related to the increase in value of property and equipment recorded in the Bludworth Acquisition.

(f) To record amortization, based on 40-year lives, of goodwill acquired in the Bludworth Acquisition and in the acquisition of minority interest in Newpark, and to record amortization based on a five-year life of $500 allocated to a non-compete agreement related to the Bludworth Acquisition.

(g) To record the decrease in interest expense related to the reduction of long-term debt with the net proceeds of the Offering.

(h) To record the income tax effects related to pro forma adjustments for interest, depreciation and amortization of non-compete agreement.

                                    BUSINESS

THE COMPANY

     First Wave is a leading provider of shipyard and related environmental services to the offshore support vessel, offshore barge and inland marine industries. The Company offers a full range of repair, conversion, new construction and related environmental services, including cleaning, degassing and wastewater treatment. Following the consummation of two pending acquisitions, the Company will significantly expand its operations and capacity, particularly into the offshore drilling industry. The Company will be the largest shipyard operator in the Houston-Galveston area with five of the eight major shipyard facilities in this strategic location. First Wave believes that following the pending acquisitions, it will be the only one-stop source of all shipyard services for all segments of the offshore support vessel, offshore barge and inland marine markets in Texas.

     Since it acquired its first facility in January 1994, First Wave has significantly improved revenues and profitability. The Company's success has been the product of a focused strategy to build a high quality, dedicated workforce, provide a high level of customer service and optimize the mix of its services to maximize capacity utilization.

     The Company believes that as a result of its strategy and planned expansion, it is well positioned to meet the growing demand for its services. First Wave is experiencing strong demand growth for all of its services primarily as a result of: (i) higher repair activity due to the aging offshore support vessel and barge fleets; (ii) greater customer requirements for repair and related environmental services due to increased utilization and consolidation of the offshore support vessel and barge fleets; (iii) increasing customer demand to convert and upgrade vessels in response to changing market conditions; and (iv) increased levels of new vessel construction. To meet this demand, First Wave plans to utilize capacity available at its newly acquired facilities, as well as expand into new markets, in particular the offshore drilling industry. The Company believes that this will enable it to perform a greater number of projects and increase its revenues, while leveraging the economies of scale available to a geographically concentrated multi-shipyard operator.

BACKGROUND

     The Company's Brady Island facility was acquired through a lease of the facilities and equipment from Newpark Resources, an unrelated corporation. In August 1996, the Company purchased the Brady Island leased assets from Newpark Resources. The Brady Island shipyard provides conversions and repairs for the offshore support vessel industry, as well as repair, new construction and related environmental services for the offshore and inland barge markets. In 1996, the Brady Island shipyard added a service line to its environmental services division, by providing non-hazardous wastewater treatment on a fee basis. The Company is currently constructing a 2 million gallon wastewater tank to expand its environmental services division.

     In August 1997, the Company acquired certain repair and new construction assets of Platzer Shipyard, Inc. (the Greens Bayou facility), a subsidiary of Trinity Industries, Inc. This facility is specifically designed to service the barge industry with seven haul-up facilities, including a major six position rail transfer system. The Company believes it can efficiently operate this Houston area shipyard by consolidating overhead with its nearby Brady Island shipyard. These two shipyards will share accounting, training, sales, estimating, risk management and general administrative functions. The potential interchangeability of the labor force with the Brady Island facility, as well as the ability of the Greens Bayou barge customers to use Brady Island's environmental services, should also result in economic benefits for the Company.

     After acquiring PMB Engineering Inc.'s lease of the 110-acre East Pelican Island facility in Galveston, Texas the Company signed an amendment to such lease with Galveston Wharves, providing for, among other things, a term of 15 years with 28 three-year options (for up to 99 years) at an annual rate of $700,000, subject to adjustment. The amended lease is subject to ratification by the City of Galveston. Pursuant to the terms of the amended lease, the Company has committed to make $20 million in capital improvements and equipment at the East Pelican Island shipyard over the next three years all of which have been budgeted for 1998. Upon completion of the planned capital improvements to the East Pelican Island shipyard, First Wave will be able to expand its business lines into providing shipyard services for offshore drilling rigs, larger offshore support vessels and oil and gas related ship conversions.

     The Bludworth Acquisition. On October 15, 1997, the Company entered into a purchase agreement to acquire all of the outstanding capital stock of Bludworth. The purchase price consists of $15 million in cash, the assumption or payment of approximately $7.0 million in long-term debt and the issuance of a $4.0 million promissory note. The Company has agreed to pay or assume approximately $5.1 million in additional drydock construction debt.

     Bludworth is an established regional shipbuilder focusing on offshore support vessel repair, as well as inland barge repair and inland boat construction and repair. The Bludworth Acquisition expands the Company's Houston-Galveston base of operations in a cost efficient manner, adding significant new drydock capacity within its area of operation and diversifying its current mix of services to include expanded capabilities in the offshore and the inland boat segment of the marine industry. The Bludworth Acquisition provides the Company with two additional shipyards: (i) the JBM Pasadena facility in Pasadena, Texas, which is near the Company's other Houston shipyards and (ii) the West Pelican Island facility which is adjacent to the East Pelican Island facility in Galveston, Texas. It is anticipated that the Bludworth Acquisition will close shortly after consummation of the Offering. See
"-- Operations" for additional information about the Company's shipyards and its repair, conversion, new construction and environmental services.

INDUSTRY OVERVIEW

     The Company's current repair and conversion activities for the offshore support vessel market as well as its planned strategy to provide shipyard services for the offshore drilling rig market are primarily dependent upon the demand for offshore drilling and related services in the Gulf of Mexico. In addition, the Company's business is impacted by fundamentals and trends specific to the offshore support vessel and offshore and inland tank barge markets. The industry fundamentals and trends influencing these markets are summarized below.

Offshore Drilling Industry

     The Company believes that the current supply of offshore drilling rigs is inadequate to satisfy increasing demand. The level of worldwide offshore drilling activity has increased substantially over the last two years, resulting in current worldwide and Gulf of Mexico offshore drilling rig utilization of 95% and 97%, respectively, in September 1997. Dayrates worldwide for cantilever jackups capable of drilling in water depths of 250 feet or more have increased from an average of $34,700 in September 1995 to an average of $74,500 in September 1997. Similarly, dayrates worldwide for third and fourth generation semisubmersibles have increased from an average of $99,000 in September 1996 to an average of $164,000 in September 1997. In addition, oil and gas operators have recently begun to enter into multi-year contracts with drilling contractors for offshore drilling rigs due to the tightness of supply for available units in order to guarantee timely access to drilling equipment.

     In particular, the demand for deep water (deeper than 1,000 feet) drilling services worldwide and in the Gulf of Mexico has increased substantially in recent years as a result of reserve discoveries and technological advances which have made development and production of reserves in deep water economically viable. Deep water drilling requires larger and more technically advanced drilling rigs. However, because of the limited number of offshore drilling rigs with deep water capabilities, a number of offshore drilling contractors have entered into long-term agreements to upgrade or convert existing or build new offshore drilling rigs to meet the deep water drilling demand.

     The Company believes that these positive trends will continue because of:
(i) the increasing percentage of worldwide oil supply being produced from offshore areas, (ii) the large increases in cash flow experienced by many oil and gas companies, (iii) the increases in capital expenditure budgets for offshore drilling activity by oil and gas companies, (iv) technological advancements relating to exploration, development and production techniques, including three-dimensional seismic, directional drilling and subsea completions, that have increased drilling success rates and improved efficiencies of development and production activities and (v) the increased focus on deep water exploration and production projects, particularly in the Gulf of Mexico, as evidenced by significant increases in the number of deep water blocks under lease and the prices paid for deep water leases during each of the last five years and the record $1.4 billion committed in the two offshore lease sales in 1997.

     The Company believes that the offshore drilling industry fundamentals will remain strong for some time. Also, the majority of the offshore drilling rigs operating in the Gulf of Mexico are ten years old or older and these rigs are operating at almost full capacity. The Company believes that these rigs will require repairs and that offshore drilling contractors will continue to evaluate their existing fleets, and will undertake conversion and new construction projects to meet demand for deep water rigs. The Company believes that the proximity and capacity of its East Pelican Island facility will enable it to execute its planned expansion strategy to perform offshore drilling rig repair, conversion and new construction services.

Offshore Support Vessels

     The primary role of offshore support vessels is to deliver the necessary equipment, personnel and supplies to offshore drilling rigs and production facilities. However, the number of such vessels in service in the Gulf of Mexico decreased from a peak of approximately 700 in 1985 to approximately 307 in September 1997 while the ratio of active support vessels to active offshore drilling rigs has decreased from approximately 4:1 to roughly 2:1 over the same period. As a result of the increase in offshore drilling and the reduced supply of active vessels, dayrates have increased substantially over the last five years. At the same time, a few offshore support vessel operators have significantly consolidated this market. Currently, the top five offshore support vessel operators now control approximately 80% of the Gulf of Mexico fleet.

     Although construction of new offshore support vessels has commenced, a majority of the support vessels currently in service in the Gulf of Mexico are 16 or more years old and a majority of the remainder are between 11 and 16 years old. As these vessels age, maintenance, repair and vessel certification costs increase significantly and eventually require replacement. New offshore support vessels incorporating advances in engineering, technology and outfitting are expected to cost between $6 million and $15 million each depending on the vessel's size and capabilities. Offshore support vessels constructed to serve deep water drilling operations will be larger and more powerful and will generally require an investment in the upper end of this range.

     The Company believes that given the current industry conditions and improved dayrates, the opportunity cost of having an idle offshore support vessel generally outweighs the expense associated with the rapid completion of vessel repairs. Given the improved financial condition of the reduced number of fleet operators, the Company believes that these operators will make additional repairs, modifications and conversions at federally mandated inspection dates which require vessels to be drydocked. Additionally, because of the estimated 18 months to two-year lead-time required to construct new offshore support vessels capable of serving the deep water, the Company believes that fleet operators will continue to convert and "stretch" existing support vessels for deep water service. Because of its extensive experience in the repair and conversion of offshore support vessels and its ability to expand its production at its existing shipyards and shipyards that it is acquiring, the Company believes it is well positioned to take advantage of the current upturn in the offshore support vessel business.

Tank Barges

     The Company focuses its repair, new construction and related environmental services on the tank barge market which predominantly transports petrochemicals through the inland waterways and offshore. Domestic production of petrochemicals has continued to increase annually, attributable to growth in the economy, continued growth of the United States population and the continued substitution of plastics and synthetics in a wide variety of products. Texas and Louisiana currently account for approximately 80% of the total United States production of petrochemicals.

     The Company believes that the total number of tank barges that operate in the inland waters of the United States has declined from an estimate of approximately 4,200 in 1981 to approximately 2,800 in 1996. The Company believes this decrease primarily resulted from: (i) increasing age of the domestic tank barge fleet resulting in scrapping; (ii) rates inadequate to justify new construction; (iii) a reduction in financial and tax incentives which previously encouraged speculative construction of new equipment; (iv) more stringent operating standards to adequately cope with safety and environmental risks; and
(v) an increase in environmental regulations that mandate expensive equipment modification which some owners are unwilling or unable to undertake given current rate levels and the age of their fleet.

     Although well-maintained tank barges can be efficiently operated for more than 30 years, the cost of hull work for required annual U.S. Coast Guard certifications, as well as general safety and environmental concerns, force operators to periodically reassess their ability to recover maintenance costs. The tax and financing incentives which were previously available to operators and investors to construct tank barges led to growth in the supply of domestic tank barges to a peak of approximately 4,200 in 1981 have been largely eliminated. The supply of tank barges resulting from the earlier programs has slowly aligned with demand for tank barge services, primarily through attrition, as discussed above. The average age of the nation's tank barge fleet is 20 years, only 17% of which were built in the last 10 years. Single skin barges, which comprise approximately 20% of the nation's tank barge fleet, are being driven from the national fleet by market forces, environmental concerns and rising maintenance costs.

     In addition to the reduction in the aggregate tank barge fleet, the existing active fleet of tank barges has been consolidated by a few large operators. Over the last two years, given the strength of the United States economy, these operators have experienced improved utilization of their fleets and increased profitability. With their improved financial condition, dominant market positions and heightened concern for potential environment liabilities, tank barge fleet operators demand better service and higher quality from the shipyards that provide repair, new construction and other services. The Company believes that it has the personnel, management systems and infrastructure to meet the demands of these tank barge fleet operators.

BUSINESS STRATEGY

     The Company's strategy is to leverage its reputation as an efficient, reliable, customer driven shipyard operator in order to provide a diversified range of shipyard services to the offshore support vessel, offshore drilling, offshore barge and inland marine industries. The Company intends to utilize its proven strengths in order to expand into the Gulf of Mexico offshore drilling market. Key elements of this strategy are:

          - Maintaining a High Quality Dedicated Workforce. The Company invests in its employees through training, superior benefits and the fostering of a close-knit, supportive culture. As a result, the Company has not experienced the significant labor shortages and attrition suffered by many Gulf Coast shipyards and has consistently posted an award-winning safety record. Management believes the Company has been able to maintain stable manpower levels and has flattened the labor force highs and lows typical in the shipyard industry through a superb relationship with its labor force, sophisticated forecasting of labor needs, the implementation of its strategic alliances and optimization of its mix of new construction and repair services.

          - Development of Strategic Alliances with Key Customers. The Company has developed a "contract rate" system which it uses to form strategic alliances with its key customers. The contract rate system enables the Company to baseload its facilities with pre-booked work, improve planning and execution of jobs through a cooperative process with the customer and more effectively project its revenues and labor needs for the year. In return, the alliance partner receives volume based pricing, assures itself of needed drydock capacity, gains the ability to accurately budget its work, benefits from improved turnaround on jobs and receives other services on a preferred basis.

          - Continuous Optimization of the Mix of Shipyard Services. The Company generally negotiates flexible delivery dates for new construction which produces cost savings to the customer and greatly contributes to the efficiency of its shipyards. During periods when demand for repair services is lower, the Company shifts workers to new construction as a means of absorbing excess labor. By continuously optimizing its mix of activities, the Company ensures that its quality work force remains intact and motivated, and costs associated with attrition are reduced. As a result of this strategy, the Company believes that it can maximize its margins by allocating labor to higher margin repair work or can absorb excess labor by shifting it to new construction.

          - One-Stop Source for Shipyard Services. In addition to its core shipyard repair and construction services, the Company offers a range of related environmental services at its facilities, including tank cleaning, degassing and wastewater treatment. Following the pending acquisitions, complementary services such as these will enable the Company to become the only one-stop source of all shipyard services for all segments of the offshore support vessel, offshore barge and inland marine markets in Texas.

          - Focus on Core Geographic Areas: Houston and Galveston. The Houston-Galveston area is a very strategic location for its shipyards, since three of the largest U.S. fleets of inland tank barges are based in the Houston Ship Channel area. Additionally, the growing offshore support vessel and barge fleets in the Gulf of Mexico can be efficiently served from the Company's Houston and Galveston locations. Management believes the expansion of the East Pelican Island and West Pelican Island facilities in Galveston to service the offshore drilling industry, is especially strategic since Galveston is in close proximity to offshore Gulf of Mexico drilling activity, thereby minimizing rig transit costs and downtime time.

          - Leveraging Economies of Scale. With all of its shipyards within a 50-mile corridor, management can more effectively operate the facilities and consolidate overhead. Additionally, the proximity of the shipyards allows for centralizing many administrative functions. Management also believes the uniformity of state regulations and the volume leverage gained from using single suppliers among all its facilities, as well as the potential interchangeability of the labor force, provides economic benefits for the Company.

          - Expansion into the Offshore Gulf of Mexico Market. Upon consummation of the Bludworth Acquisition and the completion of the improvements to the East Pelican Island shipyard, the Company will have two adjacent shipyard facilities in Galveston, Texas, which will enable it to take advantage of the rising demand for shipyard services to the oil and gas industry in the Gulf of Mexico. Management has planned its expansion to diversify the Company's business lines into services for offshore drilling rigs, larger offshore support vessels and oil and gas related ship conversions.

SERVICES

     The Company performs five primary types of services, three of which are conventional shipyard fabrication services and two of which are related environmental services, each described as follows:

  Shipyard Services -- Repair.

     Approximately 75% of the Company's revenues are attributable to repair, conversion and maintenance services for offshore support vessels, ocean-going offshore barges and inland barges. The Company's shipyard repairs involve tasks as simple as plugging a hole in a barge to more complex services such as re-skinning an entire barge with new bottom plate, side shell, knuckle and topside, then sandblasting and painting it. These repair services generally range in price from $1,000 to $1.0 million. The U.S. Maritime Administration ("MARAD") has estimated that by the year 2000, approximately 25% of the current domestic tank barge fleet between 10,000 and 30,000 tons will be more than 25 years old and more than 8% will be at least 30 years old. The vessels in this aging domestic coastwise fleet are in continual need of repairs as they reach the end of their useful life. Further, U.S. Coast Guard regulations require that double-skinned inland barges be drydocked for bottom gauging to detect thickness and structural fatigue every 10 years. All other inland barges require an inspection of both the internal structures and drydocking once every five years. Normally at this time the customer will request removal and replacement of pitted and deteriorated steel as well as sandblasting, coating and painting services. Offshore support vessels and offshore barges are subject to U.S. Coast Guard inspections twice in a five year period. During the course of these mandated inspections in addition to routine scheduled maintenance, the Company's customers often discover the need for additional repairs. Management believes that the Bludworth Acquisition will further its business strategy of diversifying its capabilities and provide additional expertise and facilities to repair offshore support vessels, barges and inland marine boats.

  Shipyard Services -- Conversions.

     With the oil and gas industry's increasing interest in deepwater regions, there has been a growing demand for the larger class of offshore support vessels. In response to the increased demand, owners of offshore support vessel fleets are converting existing vessels in their fleet into vessels capable of serving deepwater regions. This trend has resulted in an increase in conversion projects for the Company which consists of lengthening offshore support vessels (generally from 185 feet to 225 feet) and installing liquid mud tanks, dynamic positioning and other specialized features. The Company has also widened offshore support vessels to significantly increase their deck and cargo capacity. The Company's conversion jobs have ranged in price from approximately $2.0 million to $4.0 million. Upon completion of the improvements to the Company's East Pelican Island shipyard, the Company also intends to perform repairs and conversions for offshore drilling rigs. For example, this work can involve the conversion of a slot jack-up rig to a cantilevered jack-up rig, strengthening and extending the rig legs, reinforcing the spud cans on the existing legs and modifying older designs to incorporate newer technology. The Company expects an average conversion for an offshore drilling rig to range in price from $1.0 million to $20.0 million.

  Shipyard Services -- New Construction.

     Approximately 15% of the Company's current revenues are attributable to new barge construction. The Company builds three to four new barges per year at its Brady Island facility. Historically, the Company's new construction activities have been for: (i) ocean-going deck barges with special lift capacities; (ii) inland deck and tank barges; and (iii) specialized barges such as power generation barges. The Company's price for construction of a new barge ranges from $500,000 to $2.5 million. New construction is performed under fixed-price contracts and averages three to four months per barge. The acquisition of the Greens Bayou shipyard in August 1997 provides the Company the shipyard capacity to build between seven to ten barges per year depending on the type of barge.

     Historically, the Company has not been in the new construction sector for offshore support vessels and inland towboats. Management believes the Bludworth Acquisition adds the expertise, experience and capacity necessary to provide the Company the ability to compete for new construction of inland towboats and offshore support vessels.

  Environmental Services -- Degassing/Cleaning Operations.

     These services are provided at the Company's Brady Island facility. In order for a barge to change the type of cargo it holds, the barge generally requires cleaning. The Company provides cleaning services for change of cargo as well as in preparation for repairs and maintenance at the shipyard. The cleaning process begins with vapor recovery of gasses, if necessary. The barge is then cleansed with water using special industrial cleaning equipment. The water is vacuumed into the Company's wastewater treatment facility for proper treatment and disposal. If the barge requires "hot work" (cutting or welding) while in the shipyard, safety regulations require that it be "gas free" (non-explosive) as certified by a marine chemist. The Company employs its own certified marine chemist as well as a marine chemist trainee. In 1996, the Company provided environmental services for over 800 barges.

  Environmental Services -- Wastewater Treatment Services.

     The Company provides non-hazardous wastewater treatment services on a fee basis. The Company's new 2 million gallon tank, which should be completed in January 1998, will allow the Company to increase, under its existing permit, its current handling of approximately 300,000 gallons of wastewater per month to 1 million gallons per month. With minimal additional improvements to the facility at Brady Island, the Company should be able to handle up to 2 million gallons of third party non-hazardous wastewater per month under its existing permit. The non-hazardous wastewater streams include tank truck wash water, industrial process "oily" water, storm water, rail car, barge, or sea container wash water, spill remediation water, landfill leachate and others. In an average job, a tank truck arriving at the facility pumps out approximately 5,000 gallons of wastewater into the Company's tanks after being tested. The non-hazardous wastewater is then treated at the Company's bio-treatment plant and discharged.

SHIPYARD PROPERTIES

     Upon the consummation of the Bludworth Acquisition, the Company will operate the following five shipyard facilities.

  Brady Island.

     The Brady Island shipyard was originally acquired in December 1993 and is located on the Houston Ship Channel on approximately 23 acres. The shipyard has the capability to handle the repair, construction and related environmental services for both offshore and inland barges. It provides repair and conversion services for offshore support vessels and offers repair, conversion and construction services for offshore and inland barges. In addition to the traditional shipyard assets described below, the Brady Island facility has a high capacity bio-treatment plant, state-of-the-art vapor control equipment and a 2 million gallon wastewater storage tank currently under construction. The shipyard has six haul-up facilities which includes three dry docks, two marine rails and one transfer system from drydock to rail. The facility's equipment consists of three crawler cranes, two tower cranes and two 20-ton overhead cranes. The shipyard employed more than 320 production employees at September 30, 1997.

  Greens Bayou.

     The Greens Bayou shipyard was acquired on August 11, 1997. The shipyard is located near Houston, Texas on approximately 26 acres, near the Houston Ship Channel and Brady Island. The shipyard performs repair, conversion and new construction services for barges. It has seven haul-up facilities including a major six position rail transfer system and one marine rail. The equipment at this facility includes two crawler cranes, two tower cranes, two cherry pickers and multiple jib cranes. Maximum lift capacity is 1,200 tons. Currently in the start-up phase, Greens Bayou employed approximately 20 production workers at September 30, 1997. Management believes that up to an additional 100 employees will be added in 1998. The Company plans to make certain capital improvements to the Greens Bayou facility including the construction of an all-weather, 24-hour paint and sandblast facility. The covered facility will meet all required environmental regulations. The Company believes the addition of the facility will significantly improve the turnaround time to its customers for painting and sandblasting projects.

  East Pelican Island.

     The Company recently acquired this shipyard through an assignment of the PMB Engineering, Inc. lease with Galveston Wharves. Galveston Wharves has amended the PMB Engineering, Inc. lease, extending the possible eight years remaining on such term of the lease to a lease with a potential 99-year term, among other things. The amended lease is subject to final ratification by the City of Galveston. The shipyard is located in Galveston, Texas on approximately 110 acres. The equipment at this facility includes one 10-ton crane, one 15-ton crane, one 20-ton crane and one 30-ton crane. There are no current employees at the East Pelican Island facility. Management has a three phase program for the capital improvements to this shipyard. In Phase I, the Company plans to improve the facilities and make modifications to provide repair and conversion capacity for offshore drilling rigs, offshore support vessels, offshore barges and ships. Fabrication capacity will also be enhanced for support of repair operations and for production of offshore drilling rig components such as blisters and sponsons. Phase II will add drydocks for repair of vessels up to 20,000 tons and Phase III will encompass various yard improvements for the construction of new offshore drilling rigs. Management believes that by the third quarter of 1998, East Pelican Island will commence providing conversion and repair services to the offshore drilling industry. The shipyard can serve most classes of offshore drilling rigs, offshore support vessels, offshore barges and large ships.

  JBM Pasadena.

     The JBM Pasadena facility will be acquired as part of the Bludworth Acquisition. It is located in Pasadena, Texas on approximately 63 acres. It currently has five drydocks, extensive topside bulkhead footage and is a builder of inland tow boats. The shipyard performs repair services for offshore support vessels, offshore barges and inland barges. At September 30, 1997, the shipyard employed over 200 production employees.

  West Pelican Island.

     This shipyard will also be acquired in connection with the Bludworth Acquisition. It is located at Pelican Island in Galveston, Texas on approximately 23 acres. The newly renovated fabrication facility has over two acres under roof, which will enable the Company to provide all-weather, 24-hour service. The Company intends to use the shipyard primarily for conversion, repair and new construction of offshore support vessels. An approximately 9,000-ton dry dock is expected to be completed in the first quarter of 1998. Additionally, the facility has two 200-ton cranes. At September 30, 1997, the shipyard employed approximately 100 production workers. The Company expects to expand the labor force at this facility in the future.

PRINCIPAL CUSTOMERS

     Following the consolidation of the inland barge industry, a large portion of the Company's revenue has been generated by a relatively small number of customers, although not necessarily the same customers from year to year. For 1996, the Company derived more than 10% of its revenue from each of SEACOR Smit Inc. (22%) and Kirby Corporation (15%), and more than 50% from its five largest customers. Based on its current backlog of projects, the Company expects that it will derive more than 10% of its revenues in 1997 from each of SEACOR Smit Inc. and Kirby Corporation. Because the level of services that the Company may provide to any particular customer depends on that customer's needs for repairs in a particular year, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years. However, the loss of a significant customer for any reason, including a sustained decline in that customer's capital expenditure budget or competitive factors, could result in a substantial loss of revenue and could have a material adverse effect on the Company's operating performance.

CONTRACT PROCEDURE, STRUCTURE AND PRICING

     The Company seeks to achieve a balance between fixed-price projects and time and materials work in order to optimize the risk and reward of its project portfolio. More than 50% of the Company's commercial contracts are currently performed on a fixed-priced basis. The Company attempts to cover anticipated increased costs of labor and material through an estimation of such costs, which is reflected in the original price. Despite these attempts, however, the revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of changes in job conditions and variations in labor and material costs over the term of the contract. These variations and the risks generally inherent in the shipbuilding industry may result in gross profits realized by the Company being different from those originally estimated and may result in the Company experiencing reduced profitability or losses on projects. Depending on the size of the project, these variations from estimated contract performance could have a significant effect on the Company's operating results for any particular fiscal quarter or year.

     The Company has developed a "contract rate" system it has used to form strategic alliances with its key customers. Under this system, the Company and the customer discuss the customer's planned shipyard projects for the ensuing year and then develop a schedule of labor rates and other charges applicable to the customer's projects for the year. When the actual project date nears, the Company submits to its alliance partner the estimated manhour budget for the particular job. The Company then agrees with the customer on the budget and the delivery requirements. Some contract rate arrangements are based on a fixed-price and some are based on time and material. The contract rate system is a significant departure from the traditional shipyard competitive bid process which requires that for each job a customer submit specifications which the shipyard bids on to obtain the work. The contracts are then usually awarded on a fixed-price basis. The contract rate system enables the Company to baseload its facilities with pre-booked work, improve planning and execution of jobs through a cooperative process with the customer and more effectively project its revenues and labor needs for the year. The alliance partner receives volume based pricing, assures itself of needed drydock capacity, gains the ability to accurately budget its work, benefits from improved turnaround on jobs and receives other services on a preferred basis.

     In addition, the Company's contract revenues are recognized on a percentage of completion basis. Accordingly, contract price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage of completion are reflected in income in the period when such estimates are revised. To the extent that these adjustments result in a loss or a reduction or elimination of previously reported profits with respect to a project, the Company would recognize a charge against current earnings, which could be material.

MATERIALS AND SUPPLIES

     The principal materials used by the Company in its construction, conversion and repair businesses are standard steel shapes, steel plate and paint. Other materials used in large quantities include steel pipe, electrical cable and fittings. All these materials and parts are currently available in adequate supply from numerous domestic and foreign sources. The Company's shipyards are located in the Ports of Houston and Galveston, but typically obtain materials and supplies by truck.

Occasionally, the Company receives materials by barge. The Company seeks to obtain favorable pricing and payment terms for its purchases by coordinating purchases among all of its shipyards and buying in large quantities. The Company has not engaged, and does not presently intend to engage, in hedging transactions with respect to its purchase requirements for materials. In the past, the Company believes it has been able to purchase steel at favorable prices relative to those available to smaller shipyards in general. While management believes that the Company will continue to be able to obtain its materials, including steel, at relatively favorable prices, there can be no assurance that this will be the case in the future.

SALES AND MARKETING

     The Company's marketing efforts are geographically centralized at the Brady Island facility in Houston, Texas. Marketing efforts are currently focused in three areas: (i) traditional shipyard services, including repair and conversion;
(ii) new construction opportunities; and (iii) environmental services including barge cleaning and wastewater treatment. Management intends to add a fourth marketing focus with the Company's entry into services for the offshore drilling industry.

COMPETITION

     The Company principally competes in each of its service lines with approximately 10 to 20 companies, based on the scope of work to be performed and the type of projects. Some of these competitors have significantly greater financial resources than the Company. Although the Company believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is a primary factor in determining which qualified shipbuilder is awarded a job.

INSURANCE

     The Company maintains insurance against property damage caused by fire, explosion and similar catastrophic events that may result in physical damage or destruction to the Company's premises or properties. The Company also maintains general liability and umbrella liability insurance in amounts it deems appropriate for the Company's business.

EMPLOYEES

     At September 30, 1997, the Company had 342 employees, of which 41 were salaried and 301 were employed on an hourly basis. None of the Company's employees are represented by any collective bargaining unit. Management believes that the Company's relationship with its employees is excellent. The Company has not experienced any significant labor problems. Management also believes the Company should invest in its people and has implemented improvements in the work environment which benefit the workers. These improvements, as well as active communication with employees, have helped to foster a closely-knit, supportive culture at the Company.

HEALTH AND SAFETY

     The Company has one of the best safety records in its industry. For the last three consecutive years, Newpark Shipbuilding was recognized with the national safety award given annually by the National Shipyard Association (formerly American Waterways Shipyard Conference) designating it as one of the safest shipyards in the country. Management is concerned with the safety and health of the Company's employees and maintains a safety assurance program to reduce the possibility of costly accidents. The Company's safety department establishes guidelines for compliance with all applicable state and federal safety regulations. Such laws and regulations are complex, stringent and are often changed. The Company provides training and safety education through orientations for new employees and regular employee safety meetings. The Company also has a comprehensive drug testing program. The Company's commitment to the safety of its employees supports its labor management strategy and translates into reduced costs for workers' compensation benefits.

ENVIRONMENTAL REGULATION

     Company Philosophy. The Company has taken a highly visible leadership position in a shipyard industry group which has cooperated with regulators to develop innovative, economically achievable solutions to meet water quality standards. This industry group was formed in response to federal, state and local regulators demanding that (i) drydocks must be broom-swept after each job and (ii) over-water sandblasting be eliminated in order to comply with the Clean Water Act. Frank W. Eakin, President of the Company, developed a proprietary sediment control system for drydocks and other containment solutions for over-water sandblasting. The Company does not charge its competitors a licensing fee for its patent-pending drydock sediment control system if they are environmentally responsible.

     General. The Company's operations are subject to a variety of federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection ("Environmental Laws"). Stringent fines and penalties may be imposed for non-compliance with these Environmental Laws. To the extent laws are enacted or other governmental action is taken that imposes environmental protection requirements that results in increased costs to the shipbuilding and repair business in general, the business and prospects of the Company could be adversely affected. Although no assurance can be given, Management believes that the Company and its operations are in compliance with all material respects with all Environmental Laws. However, stricter interpretation and enforcement of Environmental Laws and compliance with potentially more stringent future Environmental Laws could materially and adversely affect the Company's operations.

     RCRA. The federal Resource Conservation and Recovery Act ("RCRA") and similar state laws regulate the generation, treatment, storage, disposal and other handling of hazardous and nonhazardous solid wastes, with the most stringent regulations applying to solid wastes that are considered hazardous. The Company generates both hazardous and nonhazardous wastes in connection with routine operations. Management believes that the wastes it generates are handled in substantial compliance with RCRA and analogous state statutes. The Greens Bayou property contains a solid waste landfill which was closed in compliance with applicable federal and state laws as a non-hazardous industrial solid waste site. Management believes that any environmental liability arising from this landfill will be the primary responsibility of the previous owners; however, there can be no assurances that the Company will not be subject to liability over this matter in the future.

     CERCLA. The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or the "Superfund Law") and analogous state laws, impose liability without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release or imminent threat of release of a "hazardous substance" into the environment. The classes of persons potentially held responsible include all owners and operators of a site where a hazardous substance was released since the time of disposal and any party that disposed of, or arranged for the disposal of, or transported the hazardous substance found at the site. CERCLA has been interpreted to create strict, joint and several liability for the cost of removal and remediation, other necessary response costs and damages for injury to natural resources unless there is a reasonable basis for divisibility of the harm done by the potentially responsible party. The Company has never been named as a potentially responsible party in any CERCLA action, and the Company does not believe that there is any basis for such a claim. However, because industrial operations have been conducted at some of the Company's properties by the Company and previous owners and operators for years, various materials from these operations might have been disposed of at such properties. The identification of one or more sites at which cleanup action is required or has been completed could subject the Company to liabilities that could have a material adverse effect on the Company's business, financial condition and results of operation.

     OPA '90. The Oil Pollution Act of 1990 ("OPA '90") and similar state laws, and regulations promulgated thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in the waters of the U.S. A "responsible party" includes the owner or operator of a facility or vessel from which the spill occurs. OPA '90 assigns liability, which can be joint and several, to each responsible party for oil spill removal costs and for a variety of public and private damages from oil spills. While OPA '90 defines "oil" to include petroleum, fuel oil, sludge, oil refuse and oil mixed with other water wastes, it specifically excludes any material defined as a hazardous substance under CERCLA. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill is caused by gross negligence or wilful misconduct, if the spill resulted from violation of a federal safety, construction or operation regulation, or if a party fails to report a spill or to cooperate fully in the cleanup. Few defenses exist to the liability imposed under OPA '90 for oil spills. Management is currently unaware of any oil spills for which the Company has been designated as a responsible party under OPA '90 which would have a material adverse impact on the Company.

     CWA. The federal Clean Water Act ("CWA") and similar state laws regulate the discharge of pollutants into all navigable waters of the U.S. It also establishes a system of standards, permits and enforcement procedures for the discharge of pollutants from industrial and municipal wastewater sources. The Company has federal and Texas state permits that allow it to discharge the non-hazardous wastewater collected by its environmental services division. Management believes that the non-hazardous wastewater it collects are handled in substantial compliance with the CWA and analogous state statutes and its discharge permits. The NPDES program also requires persons who dredge or fill wetlands in navigable waters of the U.S. to obtain a permit or meet management practice standards to qualify for an exemption from permitting requirements. The Company must obtain such a permit or qualify for an exemption if it needs to dredge or place fill material in wetlands in order to continue or modify operations at any of its facilities in the future.

     CAA. The federal Clean Air Act and its 1990 Amendments ("CAA") and similar state laws govern the control of emissions from sources of air pollution. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from the operations of the Company. These amendments could increase the Company's capital and operational expenses after the U.S. Environmental Protection Agency and similar state agencies fully implement regulations authorized by the Amendments. Although the Company does not expect these CAA amendments to result in material expenses at its properties, the amount of increased expenses, if any, resulting from such amendments is not presently determinable. There can be no assurance that the Company will not incur material expenses in connection with these amendments in the future. Additionally, the Company has a tank cleaning and degassing operation at its Brady Island facility that involves removal of residue fumes from vapor spaces in barges. Federal law requires the Company to identify, prepare for and respond to risks associated with this operation, including possible explosion and emission of hazardous substances to the environment.

OTHER REGULATION

     Health and Safety Regulations. The Company's facilities and operations are governed by laws and regulations, including the federal Occupational Safety and Health Act, relating to worker health and workplace safety. The Company believes that appropriate precautions are taken to protect employees and others from workplace injuries and harmful exposure to materials handled and managed at its facilities. While it is not anticipated that the Company will be required in the near future to expend material amounts by reason of such health and safety laws and regulations, the Company is unable to predict the ultimate cost of compliance with these changing regulations.

     Jones Act. The Jones Act requires that all vessels transporting products between U.S. ports must be constructed and repaired in U.S. shipyards, owned and crewed by U.S. citizens and registered under U.S. law, thereby eliminating competition from foreign shipbuilders with respect to vessels to be constructed for the U.S. coastwise trade. Many customers elect to have vessels constructed at U.S. shipyards, even if such vessels are intended for international use, in order to maintain flexibility to use such vessel in the U.S. coastwise trade in the future. A legislative bill seeking to substantially modify the provisions of the Jones Act mandating the use of ships constructed in the United States for U.S. coastwise trade has been introduced in Congress. Similar bills seeking to rescind or substantially modify the Jones Act and eliminate or adversely affect the competitive advantages it affords to U.S. shipbuilders have been introduced in Congress from time to time and are expected to be introduced in the future. Although management believes it is unlikely that the Jones Act requirements will be rescinded or materially modified in the foreseeable future, there can be no assurance that such will not occur. Many foreign shipyards are heavily subsidized by their governments and, as a result, there can be no assurance that the Company would be able to effectively compete with such shipyards if they were permitted to construct and repair vessels for use in the U.S. coastwise trade.

LEGAL PROCEEDINGS

     The Company is a party to various routine legal proceedings primarily involving commercial claims, and workers' compensation claims. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on the Company's business or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors currently has five directors. In accordance with the Certificate of Incorporation of the Company (the "Charter"), the members of the Board of Directors are divided into three classes and are elected for a term of three years, or until a successor is duly elected and qualified. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of stockholders to be held in 1998, 1999 and 2000, respectively. All officers serve at the discretion of the Board of Directors.

     The following table sets forth certain information with respect to the Company's executive officers and directors.

                NAME                   AGE                          POSITION
                ----                   ---                          --------
Samuel F. Eakin......................  42    Chairman of the Board, Chief Executive Officer(a)
Frank W. Eakin.......................  36    President and Chief Operating Officer, Director(b)
David B. Ammons......................  47    Executive Vice President, Chief Financial Officer,
                                               Secretary, Director(b)
James D. Cole........................  56    Director(c)
Paul E. O'Neill, II..................  48    Director(c)
Joseph O'Toole.......................  64    Executive Vice President -- Operations
Dale Payne, III......................  48    Vice President, Shipyard Operations -- Brady Island
Ben Ramirez..........................  45    Vice President, Shipyard Operations -- Greens Bayou
Hugh G. Walker, III..................  37    Vice President, Environmental Services -- Brady Island

---------------

(a) Class III Director

(b) Class II Director

(c) Class I Director

     Set forth below is a description of the backgrounds of each of the executive officers and directors of the Company:

     Samuel F. Eakin has served as Chairman of the Board and Chief Executive Officer of the Company since December 1993 and has been an investor and energy sector advisor since the 1970s. From 1976 to 1980, Eakin advised E.F. Hutton, the U.S. Department of Energy and other governmental agencies and major corporations on energy issues. From 1980 to 1986, he negotiated mergers and acquisitions of offshore service businesses and other Gulf Coast companies on behalf of private investors and corporations. In 1987, he founded Eakin & Co. for the purpose of acquiring distressed energy industry companies and restructuring complex credits and continues to be a principal in that company. Mr. Eakin is the brother of Frank W. Eakin, President of the Company.

     Frank W. Eakin has served as President, Chief Operating Officer and Director of the Company since October 1997. Prior to that he served as President of Newpark Shipbuilding and has been in charge of daily operations since December 1993. In 1989 Mr. Eakin became a principal in Eakin & Co., with merger and acquisition responsibilities. Mr. Eakin left that company in 1994 to dedicate his full energies and focus to managing the Brady Island shipyard operations. From 1983 to 1989, he founded and operated a successful international food processing and distribution company. Mr. Eakin received his undergraduate degree (B.S.) from Louisiana State University in 1984. Mr. Eakin is the brother of Samuel F. Eakin, Chairman of the Company.

     David B. Ammons has served as Executive Vice President, Chief Financial Officer, Corporate Secretary and Director of the Company since December 1993. Mr. Ammons is a Certified Public

Accountant and has a background in public accounting and has owned and operated several businesses. In 1987, Mr. Ammons became a principal in Eakin & Co. and continues to serve in that capacity. Mr. Ammons received his undergraduate degree (B.S.) from Southeastern Louisiana University in 1972.

     James D. Cole has served as a Director of Newpark Shipbuilding, a subsidiary of the Company since late 1993. Mr. Cole is the Chairman of the Board, President and a Director of Newpark Resources, Inc., an unaffiliated public company listed on the New York Stock Exchange. He has served in various positions in that company since 1976.

     Paul E. O'Neill, II has served as a Director of the Company since October 1997. Mr. O'Neill is President, Director and Chief Operating Officer of Acadian Group, Ltd., a holding company formed in 1996 to oversee various construction and service companies. Prior to joining Acadian Group, Ltd., Mr. O'Neill served for 2 years as President and for 4 years as a Director of C-K Associates, Inc., a regional Gulf Coast environmental engineering and consulting firm. Mr. O'Neill spent 17 years in various positions, including as Vice President and General Manager with TEAM, Inc., a public company listed on the American Stock Exchange, which provides various industrial and environmental services in the U.S. and 13 foreign countries.

     Joseph O'Toole has served as Executive Vice President -- Operations of the Company since October 1997. Mr. O'Toole joined the Company as Repair Manager in 1990 and has served as Executive Vice President -- Operations of Newpark Shipbuilding since 1994. Mr. O'Toole's career in marine fabrication spans over forty years, punctuated with long periods at large blue water shipyards including General Dynamics' Quincy, Massachusetts shipyard and Electric Boat Division. He has held senior positions with Marathon LeTourneau's Gulf Marine Division shipyard in Brownsville, Texas and Pyramid Manufacturing in Houston, Texas. Mr. O'Toole has been responsible for managing large shipyard operations and has supervised major projects such as construction of semi-submersible rigs, commercial and naval ships and nuclear submarines. Mr. O'Toole received a B.S. in Civil Engineering in 1964 from Northeastern University in Boston.

     Dale Payne, III has served as Vice President of Shipyard
Operations -- Brady Island since 1994. Mr. Payne joined the Company in 1990 as Assistant Repair Manager. Mr. Payne began his marine fabrication career in 1972 with Marathon LeTourneau's Gulf Marine Division shipyard in Brownsville, Texas, starting as a leadman and finishing as Production Manager in 1989. During his tenure, Mr. Payne supervised the new construction, conversion and repair of jack-up, submersible and semi-submersible rigs. From 1981 to 1985, Mr. Payne worked as Assistant to the Vice President of Operations at Marathon LeTourneau's Singapore location, supervising the new construction of six Marathon LeTourneau jack-ups. He also worked for Marathon LeTourneau in Indonesia and the Middle East supervising various installation projects.

     Ben Ramirez, Vice President of Shipyard Operations -- Greens Bayou, joined the Company in September 1997. From 1972 to 1989, Mr. Ramirez was employed by Marathon LeTourneau's Gulf Marine Division shipyard in Brownsville, Texas, beginning his career as a welder, and going on to supervise new construction, conversions, and repair of jack-up, submersible and semi-submersible rigs, as well as major ship repairs. The Marathon LeTourneau facility was acquired by AMFELS, Inc., in 1989, where Mr. Ramirez was assistant yard manager. Mr. Ramirez was serving as General Manager of a new shipyard he started for AMFELS in Mexico at the time he left AMFELS in 1997.

     Hugh G. Walker, III, Vice President of Environmental Services -- Brady Island, joined the Company in 1996 to spearhead the development of a newly formed division, First Wave Environmental Services. Mr. Walker was employed fourteen years with Chevron, beginning his career in design and waste management, and from 1992 to 1996 serving as manager of a polyethylene plant at Chevron's Cedar Bayou, Texas complex. Mr. Walker obtained a B.S. in Chemical Engineering from North Carolina State University in 1982.

COMMITTEES AND MEETINGS OF DIRECTORS

     The standing committees of the Board of Directors of the Company includes an Executive Committee and an Audit Committee. The function of each of these three committees is described and the members of each are listed below.

     Messrs. O'Neill, Cole and Ammons are the current members of the Company's Audit Committee. The Audit Committee makes recommendations to the Board concerning the selection and discharge of the Company's independent auditors, reviews professional services performed by the auditors, the results of their audit engagement and the fees charged for services performed by the auditors and evaluates the Company's system of internal accounting controls.

     Messrs. S. Eakin, F. Eakin and Ammons are the current members of the Executive Committee, which acts on behalf of the Board of Directors between regularly scheduled meetings of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Paul E. O'Neill, President and Director of Acadian Group, Ltd., serves on the Board of Directors of the Company which Board determines the compensation for the executive officers of the Company, including David B. Ammons and Samuel
F. Eakin. Messrs. S. Eakin and Ammons serve on the Board of Directors of Acadian Group, Ltd. which Board determines the compensation of Mr. O'Neill.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

     Retainer Arrangements. Directors who are employees of the Company are not entitled to receive additional compensation for serving as directors. Each non-employee director of the Company will be paid $1,000 for each meeting of the Board of Directors and $500 for each committee meeting he attends which does not fall on the same day as a Board of Directors meeting. In addition, a $1,250 retainer is paid to each non-employee director of the Company for each quarter of the year in which such director serves as a director, plus such director's direct out-of-pocket expenses for attendance at meetings.

     The following table sets forth for each of the last three years the aggregate compensation of (i) the Company's chief executive officer and (ii) for executive officers of the Company whose total annual salary during 1996 exceeded $100,000.

                        1996 SUMMARY COMPENSATION TABLE

                                                                        LONG TERM
                                                                       COMPENSATION
                                                                          AWARDS
                                        ANNUAL COMPENSATION            ------------
                               -------------------------------------    SECURITIES
     NAME AND PRINCIPAL                               OTHER ANNUAL      UNDERLYING        ALL OTHER
          POSITION              SALARY     BONUS     COMPENSATION(A)     OPTIONS      COMPENSATION(B)(C)
     ------------------        --------   --------   ---------------   ------------   ------------------
Samuel F. Eakin..............  $ 96,000   $200,000      $--              $ --               $1,095
  Chief Executive Officer
Frank W. Eakin...............   134,375    125,000       --                --                7,500
  President and Chief
  Operating Officer
David B. Ammons..............    88,000    125,000       --                --                  660
  Executive Vice President,
  Chief Financial Officer,
  Secretary
Joseph O'Toole...............    90,000     33,296       --                --                4,094
  Executive Vice President --
  Operations

---------------

(a) Other annual compensation excludes perquisites and other benefits because the aggregate amount of such compensation was less than 10% of the combined total for salary and bonus.

(b) Includes matching contributions made by the Company pursuant to its 401(k) savings plan of $1,095, $660 and $1,042 for Messrs. S. Eakin, Ammons and O'Toole, respectively, and premiums associated with a term life insurance policy of $1,852 for Mr. O'Toole.

(c) Includes $7,500 and $1,200 for a car allowance for Messrs. F. Eakin and O'Toole, respectively.

EMPLOYMENT AGREEMENTS

     The Company will enter into employment agreements with Messrs. S. Eakin, F. Eakin and Ammons that provide for annual base salaries of $250,000, $200,000 and $180,000, respectively. The employment agreements will also provide for an annual incentive bonus equal to 1.19%, 0.95% and 0.86% of annual EBITDA for Messrs. S. Eakin, F. Eakin and Ammons, respectively. The contracts will provide for a term of three years, with an option by the Company for termination upon 90 days' notice. The terms of the employment agreements between Messrs. S. Eakin,
F. Eakin and Ammons, respectively cannot be considered to have been determined through arms-length negotiations.

CASH BONUS PLANS

     The Company's Board of Directors has approved the payment of bonuses to key employees of the Company for 1997 under several different bonus plans and formulas. Generally, bonuses paid to vice presidents of the Company and its subsidiaries are at the discretion of the Board of Directors with the exception of the Vice President of Marketing and the Vice President of Environmental Services who each earn a formula based bonus. Repair services superintendents, gas free services superintendents and managers are also paid cash bonus compensation based on a formula. The Director of Safety and his assistant earn bonuses based on the Company's safety and claims performance. The Company also pays discretionary bonuses to its nonexecutive employees based upon project performance.

RETIREMENT PLAN

     The Company has adopted a 401(k) plan for its employees. Employees are eligible to participate in the plan after one year of service with the Company, provided they work at least 1,000 hours during that first year and are at least 21 years of age. Under the plan, eligible employees are permitted to contribute up to 15% of compensation. The plan provides that the Company will match an amount equal to a percentage set by the Company of up to 6% of an employee's contribution prior to the end of each calendar year. The Company is also permitted to make qualified non-elective and discretionary contributions in proportion to each eligible employee's compensation as a ratio of the aggregate compensation of all eligible employees. The amounts held under the plan are invested in investment funds maintained under the plan in accordance with the directions of each participant.

     All employees' contributions are immediately 100% vested. Contributions by the Company vest at a rate of 10% beginning one year after the anniversary date of employment, an additional 10% after year two and 20% each additional year thereafter. Upon attaining age 65, participants are automatically 100% vested, even with respect to Company contributions. Subject to certain limitations imposed under the Internal Revenue Code, participants or their designated beneficiaries are entitled to payment of vested benefits upon termination of employment. On attaining age 65, participants are entitled to distribution of the full value of their benefits even if they continue to be employed by the Company. Such employees also have the option of deferring payment until April 1 following the year they attain the age of 70 1/2. In addition, hardship and other in-service distributions and loans to participants from the plan are available under certain circumstances and subject to certain conditions. The amount of benefits ultimately payable to a participant under the plan depends on the level of the participant's salary deferral contributions under the plan, the amount of Company discretionary and matching contributions made to the plan and the performance of the investment funds maintained under the plan in which participants are invested.

1997 INCENTIVE EQUITY PLAN

     The Board of Directors of the Company intends to adopt an Incentive Equity Plan for employees. It is expected that the 1997 Incentive Equity Plan will permit the granting of any or all of the following types of awards ("Awards"): stock appreciation rights, stock options and restricted stock. Under the intended plan, all officers and employees of the Company, or any affiliate of the Company, will be eligible for participation in all Awards under the 1997 Incentive Equity Plan.

     An aggregate of           shares of Common Stock will be authorized and
reserved for issuance pursuant to the 1997 Incentive Equity Plan. It is expected
that options to purchase an aggregate of           shares of Common Stock will
be granted under the 1997 Incentive Equity Plan, of which options will have an exercise price equal to the initial public offering price for shares of Common Stock sold in this Offering. The 1997 Incentive Equity Plan will be administered by the entire Board of Directors. The 1997 Incentive Equity Plan contains appropriate provisions to assure that it complies with the provisions of Section 16(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules promulgated thereunder. The Board of Directors, as a whole, will have sole authority to select employees who are to be granted awards, as well as the amount, type and terms of the awards to be granted. The Board of Directors, as a whole, will be authorized to interpret the 1997 Incentive Equity Plan and may adopt such rules and regulations as it may deem advisable to carry out the 1997 Incentive Equity Plan. All decisions made by the Board of Directors, as a whole, in selecting employees for awards are final. No Awards may be granted under the
1997 Incentive Equity Plan after             , 2007.

   STOCK OPTIONS TO BE GRANTED TO EXECUTIVE OFFICERS UNDER THE 1997 INCENTIVE
                                  EQUITY PLAN

                                          INDIVIDUAL GRANTS
-----------------------------------------------------------------------------------------------------
                                                   NUMBER OF SECURITIES     EXERCISE OR
                                                   UNDERLYING OPTIONS(A)    BASE PRICE     EXPIRATION
                       NAME                             GRANTED(#)            ($/SH)          DATE
                       ----                        ---------------------    -----------    ----------
Samuel F. Eakin...................................                              (b)
Frank W. Eakin....................................                              (b)
David B. Ammons...................................                              (b)
Joseph O'Toole....................................
Dale Payne, III...................................
Ben Ramirez.......................................
Hugh G. Walker, III...............................

---------------

(a)           % of the options to be granted will become exercisable at each of
           year,        years and        years, respectively, from the date of
    grant.

(b) The exercise prior of each option will be equal to the initial public offering price per share set forth on the cover page of this Prospectus.

CERTAIN TRANSACTIONS

     The Company paid management fees to Eakin & Co., an affiliated company owned 80% by Samuel F. Eakin and 20% by David B. Ammons, in 1994, 1995 and 1996 of $240,000, $240,000 and $177,000. These fees were paid pursuant to an understanding between the Company and Eakin & Co. under which Eakin & Co. provided financial advisory services to the Company for a monthly fee of $20,000 in 1994 and 1995. The fee was reduced to $15,000 per month in mid-1996. Upon consummation of the Offering, the Company will cease payment of monthly management fees to Eakin & Co.

     The Company paid management fees to SFA Industries, Inc. ("SFA"), an affiliated company owned 60% by Samuel F. Eakin, 20% by Frank W. Eakin and 20% by David B. Ammons, in 1994, 1995 and 1996 of $93,000, $240,000 and $218,000,
respectively. The fees paid to SFA were also paid pursuant to an understanding between the Company and SFA under which SFA provided financial and administrative advisory services to the Company which services were billed to the Company on a monthly basis.

     In 1996 the Company paid SFA a nonrecurring fee of $700,000 related to a reduction in costs resulting from a consolidation of the Company's insurance plan.

     The Company paid management fees of $251,000 in 1996 to NLCH Consultants, Ltd. ("NLCH"), an affiliated company owned 60% by Samuel F. Eakin, 20% by Frank
W. Eakin and 20% by David B. Ammons. These fees were paid pursuant to an understanding between the Company and NLCH under which NLCH provided certain financial advisory services to the Company in 1996.

     In August 1996 in Company paid Eakin & Co. a fee of $110,000 for arranging a senior credit facility in connection with Newpark Shipbuilding's purchase of the Brady Island assets.

     In August 1997, Samuel F. Eakin, Frank B. Eakin and David B. Ammons formed a limited liability company which owns a Cessna 310 twin engine airplane. The Company charters the airplane from such entity at a market charter rate of $5,000 per month. In addition, the Company agreed to maintain the airplane in good working condition, to pay all operating expenses related to the airplane and to maintain insurance on the airplane. The charter agreement has a term of one year and renews automatically on an annual basis unless terminated by either party upon 30 days' written notice to the other party. The Company believes that the terms of such agreement are no less favorable than the Company could have received from an unrelated party. The Company adopted a policy which requires an individual to reimburse the Company for the Company's direct costs resulting from any trip on the airplane for personal use.

     The Company was the payee under two promissory notes from J. B. Talley & Co., Inc., a company owned indirectly by Samuel F. Eakin and David B. Ammons, each dated March 1997 in the original principal amounts of $100,000 and $85,000, respectively, in the amount of $165,000. The Company also had pledged collateral in the amount of $100,000 to secure a bank loan to such affiliated company. The aggregate outstanding balances on the notes at October 1997 was $165,000. In October 1997, Samuel F. Eakin and David B. Ammons purchased the promissory notes and collateral from the Company in exchange for demand notes to the Company in the aggregate amount of $265,000. The Company subsequently bonused the notes to such shareholders as additional compensation.

     Upon consummation of the Offering, the Company will pay Eakin & Co. 0.5% of the Offering proceeds to the Company and Selling Stockholders, net of underwriting discounts and commissions and Offering expenses, for financial advisory services. Eakin & Co. is owned by Samuel F. Eakin and David B. Ammons.

     At June 30, 1997, the Company had outstanding indebtedness owed to Newpark Resources in the amount of $7.2 million. Newpark Resources has also guaranteed the Company's indebtedness in favor of one of the Company's senior secured lenders, which senior lender will be paid with a portion of the net proceeds of the Offering. James D. Cole, a director of the Company is the Chief Executive Officer and Chairman of the Board of Newpark Resources.

     The Company intends to enter into employment agreements with Messrs. S. Eakin, F. Eakin and David B. Ammons. See "-- Employment Agreements."

     Samuel F. Eakin is the guarantor of each of the credit facilities of the Company. Mr. S. Eakin is also the guarantor of the notes payable to Newpark Resources. Some of these debt instruments are being repaid with the net proceeds of the Offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                     PRINCIPAL AND SELLING STOCKHOLDERS AND
                   STOCK OWNERSHIP OF DIRECTORS AND OFFICERS

     Principal Stockholders and Officers. The following table sets forth certain
information with respect to each person who as of             , 1997 was known
by the Company to be (i) the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director and executive officer of the Company, (iii) all executive officers and directors as a group and (iv) the Selling Stockholders.

                                        SHARES OWNED BEFORE                            SHARES OWNED
           NAME AND ADDRESS                 OFFERING(A)                               AFTER OFFERING
                  OF                    -------------------       SHARES TO BE       -----------------
           BENEFICIAL OWNER              NUMBER    PERCENT    SOLD IN THE OFFERING   NUMBER    PERCENT
           ----------------             --------   --------   --------------------   -------   -------
Samuel F. Eakin.......................
Frank W. Eakin........................
David B. Ammons.......................
James Cole............................
Paul E. O'Neill II....................
Joseph O'Toole........................
Dale Payne, III.......................
Hugh G. Walker, III...................
Ben Ramirez...........................
All Directors and Officers as a Group
  (9 persons).........................
                                         -------    -------         -------          -------   -------
          TOTALS......................
                                         =======    =======         =======          =======   =======

---------------

(*) Less than 1%

(a) Unless otherwise indicated below, the persons or group listed have sole voting and investment power with respect to their shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's authorized capital stock consists of 21,000,000 shares of Common Stock, par value $0.01 per share, and 2,000,000 shares of Preferred Stock, par value $0.01 per share. Immediately prior to the closing of the
Offering, there were           shares of Common Stock outstanding which were
held of record by 19 stockholders, and no shares of Preferred Stock outstanding.
After the closing of the Offering,           shares of Common Stock will be
issued and outstanding, assuming no exercise of the Underwriters' over-allotment
options, and           shares of Common Stock will be reserved for issuance
pursuant to the 1997 Incentive Equity Plan. The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Charter and Bylaws, which have been filed as exhibits to the Company's registration statement, of which this Prospectus is a part, and applicable law.

COMMON STOCK

     Voting Rights. Each share of Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders, including the election of directors and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of such shares exclusively possess all voting power. The Charter does not provide for cumulative voting. After the Offering,
the current officers and directors of the Company will hold approximately      %
of the issued and outstanding Common Stock (     % if the Underwriters'
over-allotment options are exercised in full). The Charter prohibits the taking of any action by written stockholder consent in lieu of a meeting.

     Dividends. The holders of Common Stock are entitled to receive dividends if, as and when such dividends are declared by the Board of Directors of the Company out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any.

     Liquidation or Dissolution. Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock.

     Other Provisions. The Common Stock carries no conversion or preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in the Offering when issued will be, duly authorized, validly issued, fully paid and nonassessable.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

     Listing. The Company has filed application for quotation of its Common Stock on the NASDAQ National Market under the trading symbol "FWAV".

PREFERRED STOCK

     The Board of Directors has authority to divide the Preferred Stock into one or more series and has broad authority to fix and determine the relative rights and preferences, including voting rights, of the shares of each series. Specifically, the Board of Directors of the Company is authorized, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, to determine the number of shares to be included in each series, to fix the designation, rights, powers, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of each such series. Among the specific matters that may be determined by the Board of Directors are: whether dividends shall be cumulative or non-cumulative and the annual rate of dividends of each series; the dates at which dividends, if any, shall be payable; the redemption price, if any; the terms and amount of a sinking or purchase fund, if any; the amount payable on shares of the series in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company; conversion rights, if any; and voting powers, if any. Depending upon the terms of the Preferred Stock established by the Board of Directors, any or all series of Preferred Stock could have preferences over the Common Stock with respect to dividends and other distributions and upon liquidation of the Company or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. The Company has no current plans to issue any shares of Preferred Stock of any class or series.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. If, in the exercise of its fiduciary obligations, the Board of Directors was to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS AND DELAWARE LAW

     The Certificate of Incorporation and the Bylaws of the Company contain several provisions that may make the acquisition or control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise more difficult. These provisions are expected to discourage certain types of transactions that may involve an actual or threatened change of control of the Company and to encourage persons seeking to acquire control of the Company to consult first with the Company's Board to negotiate the terms of any proposed business combination or offer. Takeovers or changes in the Board that might be proposed and effected without prior consultation and negotiation with the Board or the Company's management would not necessarily be detrimental to the Company and its shareholders. However, the Company nonetheless believes that the unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposal, because, among other things, negotiation of such proposals could result in an improvement of their terms. Although these provisions are intended to enhance the likelihood of continuity and stability in the Board of Directors of the Company and in its policies, but might have the effect of delaying or preventing a change in control of the Company and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of stockholders. Set forth below is a summary description of such provisions:

          Number of Directors; Filling Vacancies; Removal. The Charter provides that the number of directors constituting the Company's Board of Directors shall be fixed by the Bylaws, but shall not be less than three nor more than 15. The Charter further provides that the directors shall be divided into three classes, each class serving staggered three-year terms. The Board of Directors of the Company, acting by a majority of the directors then in office, may fill any vacancy or newly created directorship.

          Advance Notice of Intention to Nominate a Director. The Charter and Bylaws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder's intent to make a nomination has been given to the Secretary of the Company not less than 80 days prior to the date of any annual or special meeting. If the date of such annual or special meeting was not publicly announced by the Company more than 90 days in advance of such meeting, notice by the stockholder must be received on the 10th day after notice of the meeting or prior public disclosure of the date of the meeting was given.

          Stockholders' Right to Call Special Meeting. The Bylaws provide that a special stockholders' meeting may not be called by stockholders.

          Removal of Directors: Filling Vacancies on Board of Directors. The Charter and Bylaws provide that any director may be removed at any time for cause by the affirmative vote of the holders of not less than 80% of the combined voting power of the outstanding shares of capital stock of the Company entitled to vote in the election of directors. The Bylaws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of a majority of the remaining directors.

          Adoption and Amendment of Bylaws. The Bylaws provide that they may be amended or repealed by either a majority vote of those present at any meeting at which a quorum is present of the Board of Directors or a majority vote of the holders of all shares of stock of the Company represented and entitled to vote at any regular meeting of stockholders or any special meeting thereof provided that notice of such special meeting was properly given. Any provisions amended or repealed by the stockholders may be re-amended or re-adopted by the Board of Directors.

          Amendment of Certain Provisions of the Articles; Other Corporate Action. Under Delaware law, unless a corporation's certificate of incorporation specifies otherwise, a corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the voting power of each class of stock entitled to vote thereon. The Charter requires the affirmative vote of not less than 80% of the combined voting power of the outstanding shares of the capital stock of the Company entitled to vote in the election of directors to amend, repeal or adopt provisions of the Company's Charter with respect to (i) the classification, election, filling of vacancies and removal of the Board of Directors, and (ii) amendments to the certain provisions of the Bylaws.

          Anti-takeover Provisions. Delaware law permits a corporation's board of directors to adopt certain anti-takeover measures in response to proposals to acquire the corporation, its assets or its outstanding capital stock. Measures to be adopted could include a stockholder rights plan or Bylaw provisions requiring super majority stockholder approval of acquisition proposals.

          Limitation of Personal Liability of Directors. The Charter limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

          Indemnification Arrangements. The Charter provides that, to the fullest extent permitted by the Delaware General Corporation Law, the directors and officers of the Company shall be indemnified by the Company in connection with actual or threatened proceedings and claims arising out of their status as such. The Company may enter into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

          No Action by Written Consent. The Charter prohibits the taking of any action by written stockholder consent in lieu of a meeting. In addition, the Charter and Bylaws provide that special meetings of the stockholders of the Company may be called only by the Chairman of the Board pursuant to a resolution adopted by a majority of the total number of directors that the Board would have if there were no vacancies. Moreover, the only business that may be brought before such a meeting is that brought by the Chairman or the Secretary at the request of a majority of the Board of Directors. Such provisions may not be amended or repealed without the affirmative vote of the holders of at least 80% of the outstanding shares of the capital stock of the Company entitled to vote on such matters.

STATUTORY BUSINESS COMBINATION PROVISION

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans), or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 2/3 of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interest stockholder. Under Section 203, an "interested stockholder" is defined as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its Charter or Bylaws by action of its stockholders to exempt itself from coverage, provided that such Bylaw or Charter amendment shall not become effective until 12 months after the date it is adopted. The Company has not adopted such a Charter or Bylaws amendment.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the Common Stock could be adversely affected by the sale of substantial amounts of Common Stock in the public market. Immediately
prior to the closing of the Offering,      shares of Common Stock were issued
and outstanding. All of the      shares sold in the Offering, except for shares
acquired by affiliates of the Company, will be freely tradeable.

     None of the      shares outstanding immediately prior to the closing of the
Offering were issued in a transaction registered under the Securities Act, and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration, including the exemption contained in Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned his or her shares for an least one year, or a person who may be deemed an "affiliate" of the Company who has beneficially owned shares for at least one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time for 90 days preceding a sale and who has beneficially owned his shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information about the Company.

     The Company has authorized the issuance of           shares of its Common
Stock in accordance with the terms of the 1997 Incentive Equity Plan. Options to
purchase an aggregate of           shares of Common Stock have been granted as
of the date of this Prospectus to employees and officers of the Company. See "Management -- 1997 Incentive Equity Plan." The Company intends to file a registration statement on Form S-8 under the Securities Act registering the issuance of shares upon the vesting of any restricted stock awards or the exercise of options granted under the 1997 Incentive Equity Plan. As a result, such shares will be eligible for resale in the public market.

     For limitations on the ability of the Company, the Selling Stockholders and the directors and executive officers of the Company to sell shares of Common Stock during the period of 180 days from the date of this Prospectus, see "Underwriting."

     In addition, an aggregate of           shares of Common Stock to be issued
in the Exchange are subject to contractual restrictions on their transfer that are contained in the Exchange Agreement. The holders of such shares have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose of such shares without the prior consent of the Company; provided that such
restrictions lapse as to an aggregate of           such shares on the first
anniversary of the closing of the Exchange and on each subsequent anniversary, with these restrictions expiring as to all such shares on the fifth anniversary.

     Prior to this Offering there has been no established trading market for the Common Stock, and no predictions can be made as to the effect that sales of Common Stock under Rule 144, pursuant to a registration statement, or otherwise, or the availability of shares of Common Stock for sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price. Such sales may also make it more difficult for the Company to issue or sell equity securities or equity-related securities in the future at a time and price that it deems appropriate. See "Risk
Factors -- Shares Eligible for Future Sales."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters named below, for whom Schroder & Co. Inc., Jefferies & Company, Inc. and Morgan Keegan & Company, Inc. are acting Representatives (the "Representatives"), have severally agreed to purchase from the Company and
the Selling Stockholders, an aggregate of           shares of Common Stock. The
number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Schroder & Co. Inc..........................................
Jefferies & Company, Inc....................................
Morgan Keegan & Company, Inc................................

                                                              ---------
          Total.............................................
                                                              =========

     The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

     The Company has been advised by the Underwriters that they propose initially to offer-the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price, less a concession not in excess of $          per share. The Underwriters
may allow and such dealers may reallow a concession not in excess of $ per share to certain other brokers and dealers. After the Offering, the public offering price, the concession and reallowances to dealers and other selling terms may be changed by the Underwriters.

     The Selling Stockholders have granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an
aggregate of           additional shares of Common Stock to cover
over-allotments, if any, at the same price per share to be paid by the Underwriters for the other shares of Common Stock offered hereby. If the Underwriters purchase any such additional shares pursuant to the over-allotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment.

     The Company, its directors and executive officers, and each of the Selling Stockholders have agreed with the Representatives, for a period of 180 days after the date of this Prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock without the prior written consent of Schroder & Co. Inc. See "Shares Eligible for Future Sale."

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters' against certain liabilities that they may incur in connection with the sale of the Common Stock, including liabilities arising under the Securities Act, and to contribute to payments that the Underwriters may be required to make with respect thereto.

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock has been determined by negotiation between the Company and the Representatives. Among other factors considered in determining the public offering price were prevailing market and economic conditions, revenues and earnings of the Company, the state of the Company's business operations, an assessment of the Company's management and consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the public offering price.

     In order to facilitate the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has filed an application for quotation of its Common Stock on the Nasdaq National Market under the symbol "FWAV."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon by Griggs & Harrison, P.C., Houston, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Baker & Botts, L.L.P., New York, New York.

                                    EXPERTS

     The Company's Consolidated Financial Statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in this Prospectus and the Company's Registration Statement on Form S-1 (the "Registration Statement"), have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     Bludworth's Consolidated Financial Statements as of March 31, 1997 and 1996 and for each of the two years in the period ended March 31, 1997, included in this Prospectus and the Company's Registration Statement, have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement under the Securities Act, with respect to the Common Stock offered by this Prospectus. This Prospectus, which constitutes a part of such Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to such Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected without charge at the public reference facilities maintained by the Commission and at the Regional Offices of the Commission, and copies may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     As a result of the Offering, the Company will become subject to the information and reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information concerning the Company will also be available for inspection and copying at the offices of The Nasdaq National Market, 1735 K Street, N.W., Washington, D.C.

     The Company intends to furnish its stockholders with annual reports containing audited Consolidated Financial Statements certified by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              NO.
                                                              ----
First Wave Marine, Inc. and Subsidiary
  Report of Independent Certified Public Accountants........  F-2
  Consolidated Balance Sheets as of December 31, 1995 and
     1996 and as of June 30, 1997 (Unaudited)...............  F-3
  Consolidated Statements of Earnings for the years ended
     December 31, 1994, 1995 and 1996 and for the six months
     ended June 30, 1996 (Unaudited) and 1997 (Unaudited)...  F-4
  Consolidated Statement of Stockholders' Equity for the
     years ended December 31, 1994, 1995 and 1996 and for
     the six months ended June 30, 1997 (Unaudited).........  F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996 and for the six months
     ended June 30, 1996 (Unaudited) and June 30, 1997
     (Unaudited)............................................  F-6
  Notes to Consolidated Financial Statements................  F-7

John Bludworth Marine, Inc. and Subsidiary
  Report of Independent Certified Public Accountants........  F-16
  Consolidated Balance Sheets as of March 31, 1996 and 1997
     and as of June 30, 1997 (Unaudited)....................  F-17
  Consolidated Statements of Earnings for the years ended
     March 31, 1996 and 1997 and for the three months ended
     June 30, 1996 (Unaudited) and 1997 (Unaudited).........  F-18
  Consolidated Statement of Stockholders' Equity for the
     years ended March 31, 1996 and 1997 and for the three
     months ended June 30, 1997 (Unaudited).................  F-19
  Consolidated Statements of Cash Flows for the years ended
     March 31, 1996 and 1997 and for the three months ended
     June 30, 1996 (Unaudited) and 1997 (Unaudited).........  F-20
  Notes to Consolidated Financial Statements................  F-21

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Wave Marine, Inc.

     We have audited the accompanying consolidated balance sheets of First Wave Marine, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of First Wave Marine, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Grant Thornton LLP

Houston, Texas
October 3, 1997
  (except for the second and
  third paragraphs of Note O,
  as to which the date is
  October 16, 1997)

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS

                                                               DECEMBER 31,
                                                             -----------------     JUNE 30,
                                                              1995      1996         1997
                                                             ------    -------    -----------
                                                                                  (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents................................  $   66    $    --      $   358
  Accounts receivable, including unbilled receivables of
     $734, $1,973 and $3,055...............................   3,884      6,182        7,970
  Inventories..............................................     309        566          783
  Costs and estimated earnings in excess of billings on
     uncompleted contracts.................................     874         90           --
  Other....................................................     133        283          253
  Income tax receivable....................................      --        139           --
  Deferred income taxes....................................      43         23           34
                                                             ------    -------      -------
          Total current assets.............................   5,309      7,283        9,398
PROPERTY AND EQUIPMENT, NET................................   1,028     16,755       16,454
ORGANIZATION AND LOAN COSTS, net of accumulated
  amortization of $51, $136 and $185.......................     167        662          613
DEPOSITS...................................................     290        232          232
                                                             ------    -------      -------
                                                             $6,794    $24,932      $26,697
                                                             ======    =======      =======

                            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Due to bank..............................................  $   --    $    88      $    --
  Notes payable............................................   3,488      1,519          213
  Current portion of long-term debt........................   1,031        877          939
  Trade accounts payable...................................     853        897          726
  Accrued liabilities......................................     871      1,188        1,392
                                                             ------    -------      -------
          Total current liabilities........................   6,243      4,569        3,270
LONG-TERM DEBT, net of current portion.....................      97     10,872       10,878
SUBORDINATED DEBT..........................................      --      6,914        6,894
DEFERRED INCOME TAXES......................................      14        236          591
OTHER LIABILITIES..........................................      21         57          345
MINORITY INTEREST IN SUBSIDIARY............................      85        391          794
COMMITMENTS AND CONTINGENCIES..............................      --         --           --
STOCKHOLDERS' EQUITY
  Common stock, no par value, 10,000 shares authorized,
     1,000 shares issued and outstanding in 1995, 1996 and
     1997..................................................       1          1            1
  Retained earnings........................................     333      1,892        3,924
                                                             ------    -------      -------
                                                                334      1,893        3,925
                                                             ------    -------      -------
                                                             $6,794    $24,932      $26,697
                                                             ======    =======      =======

        The accompanying notes are an integral part of these statements.

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                         SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,            JUNE 30,
                                       -----------------------------    ------------------
                                        1994       1995       1996       1996       1997
                                       -------    -------    -------    -------    -------
                                                                           (UNAUDITED)
REVENUES
  Repair and conversions.............  $11,693    $15,392    $20,997    $ 9,297    $13,505
  New construction...................    1,391      3,321      2,841        475        881
  Environmental services.............    2,263      3,287      4,119      2,001      2,555
                                       -------    -------    -------    -------    -------
                                        15,347     22,000     27,957     11,773     16,941
COST OF REVENUES.....................   12,591     17,043     18,623      8,303      9,493
                                       -------    -------    -------    -------    -------
  Gross profit.......................    2,756      4,957      9,334      3,470      7,448
GENERAL AND ADMINISTRATIVE
  EXPENSES...........................    2,827      3,623      5,629      2,502      2,807
                                       -------    -------    -------    -------    -------
  Earnings (loss) from operations....      (71)     1,334      3,705        968      4,641
INTEREST EXPENSE.....................      186        247        829        155        842
MINORITY INTEREST IN NET EARNINGS OF
  SUBSIDIARY.........................       --         76        219         47        403
                                       -------    -------    -------    -------    -------
  Earnings (loss) before income
     taxes...........................     (257)     1,011      2,657        766      3,396
INCOME TAX EXPENSE (BENEFIT)
  Current............................        2        312        856        185      1,020
  Deferred...........................       --        (29)       242         75        344
                                       -------    -------    -------    -------    -------
                                             2        283      1,098        260      1,364
                                       -------    -------    -------    -------    -------
     NET EARNINGS (LOSS).............  $  (259)   $   728    $ 1,559    $   506    $ 2,032
                                       =======    =======    =======    =======    =======
Earnings (loss) per common and common
  equivalent share...................  $  (259)   $   728    $ 1,559    $   506    $ 2,032
                                       =======    =======    =======    =======    =======

        The accompanying notes are an integral part of these statements.

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
                         SIX MONTHS ENDED JUNE 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                      COMMON STOCK                     TOTAL
                                                    ----------------    RETAINED   STOCKHOLDERS'
                                                    SHARES    AMOUNT    EARNINGS      EQUITY
                                                    ------    ------    --------   -------------
Balance at January 1, 1994........................  1,000      $  1      $   --       $    1
Net loss..........................................     --        --        (259)        (259)
                                                    -----      ----      ------       ------
Balance at December 31, 1994......................  1,000         1        (259)        (258)
Distribution to stockholders......................     --        --        (136)        (136)
Net earnings......................................     --        --         728          728
                                                    -----      ----      ------       ------
Balance at December 31, 1995......................  1,000         1         333          334
Net earnings......................................     --        --       1,559        1,559
                                                    -----      ----      ------       ------
Balance at December 31, 1996......................  1,000         1       1,892        1,893
Net earnings (unaudited)..........................     --        --       2,032        2,032
                                                    -----      ----      ------       ------
Balance at June 30, 1997 (unaudited)..............  1,000      $  1      $3,924       $3,925
                                                    =====      ====      ======       ======

         The accompanying notes are an integral part of this statement.

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                            SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,         JUNE 30,
                                                              ---------------------------   -----------------
                                                               1994      1995      1996      1996      1997
                                                              -------   -------   -------   -------   -------
                                                                                               (UNAUDITED)
Cash flows from operating activities
  Net (loss) earnings.......................................  $  (259)  $   728   $ 1,559   $   506   $ 2,032
  Adjustments to reconcile net (loss) earnings to net cash
    (used) provided by operating activities
    Depreciation and amortization...........................       48       259       680       174       650
    Minority interest on earnings...........................       --        76       219        47       403
    Deferred income tax provision...........................       --       (29)      242        75       344
    Change in assets and liabilities
      Increase in accounts receivable.......................   (2,526)   (1,357)   (2,298)   (1,715)   (1,788)
      (Increase) decrease in inventories....................     (623)      314      (256)     (354)     (217)
      (Increase) decrease in costs and estimated earnings in
         excess of billings on uncompleted contracts........   (1,156)      281       784       817        90
      (Increase) decrease in prepaid expenses...............      (48)      (89)     (150)       45        30
      (Increase) decrease in income tax receivable..........       --        --      (139)       --       139
      (Increase) decrease in deposits.......................       --      (290)       58       (32)       --
      Increase (decrease) in due to bank....................       --        --        88        --       (88)
      Increase (decrease) in trade accounts payable.........    1,051      (198)       44       216      (171)
      Increase in accrued liabilities.......................      433       376       317       676       204
      Increase (decrease) in billings in excess of costs and
         estimated earnings on uncompleted contracts........       56       (56)       --       190        --
      Increase in other liabilities.........................       62        21        36        24       288
                                                              -------   -------   -------   -------   -------
         Net cash (used) provided by operating activities...   (2,962)       36     1,184       669     1,916
Cash flows from investing activities
  Acquisition of property and equipment.....................     (569)     (934)   (1,425)     (426)     (300)
Cash flows from financing activities
  Proceeds from issuance of long-term debt..................       41       105     3,260        20       611
  Payments on long-term debt................................       --       (18)     (208)      (16)     (562)
  Proceeds from issuance of notes payable...................    3,151     3,288       175        --       230
  Payments on notes payable.................................     (661)   (3,377)   (1,905)     (912)      (18)
  Net (payments) proceeds on revolving line of credit.......    1,196       886      (567)      604    (1,519)
  Loan costs................................................       --        --      (580)       --        --
  Investment in Affiliate...................................     (117)       --        --        --        --
                                                              -------   -------   -------   -------   -------
         Net cash provided (used) by financing activities...    3,610       884       175      (304)   (1,258)
                                                              -------   -------   -------   -------   -------
         Net increase (decrease) in cash....................       79       (14)      (66)      (61)      358
Cash and cash equivalents at beginning of period............        1        80        66        66        --
                                                              -------   -------   -------   -------   -------
Cash and cash equivalents at end of period..................  $    80   $    66   $    --   $     5   $   358
                                                              =======   =======   =======   =======   =======
Supplemental disclosure of cash flow information
  Cash paid during the period for
    Interest................................................  $    99   $   335   $   619   $   156   $   548
    Income taxes............................................       --       240       952       183       616
Supplemental disclosure of non-cash transactions
  During 1996, the Company financed the purchase of assets
    with term debt and notes payable in the amount of
    $14,897
  During 1995, assets of $136 were distributed to the
    stockholders.

        The accompanying notes are an integral part of these statements.

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                        AND JUNE 30, 1996 IS UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE A -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1. PRINCIPLES OF CONSOLIDATION AND NATURE OF BUSINESS

     The accompanying consolidated financial statements include the accounts of First Wave Marine, Inc. (the Company) and its majority-owned subsidiary, Newpark Shipbuilding and Repair, Inc. (Newpark). The minority interest stockholders of Newpark are current and former employees of Newpark. All material intercompany balances and transactions have been eliminated in consolidation.

     The Company's business is concentrated in providing shipyard and related environmental services to the offshore support vessel, offshore barge and inland marine industries, and the Company customarily extends credit to such customers. The Company provides a full range of repair and construction services as well as environmental services including cleaning, degassing and wastewater disposal from its location along the Houston Ship Channel in Houston, Texas.

2. ACCOUNTS RECEIVABLE

     Management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded. If collection of amounts become uncertain, an allowance will be established.

3. ACCOUNTING FOR CONSTRUCTION CONTRACTS

     Revenues from lump-sum contracts are recognized on the percentage-of-completion method, measured by the percentage of labor hours incurred to date to estimated total labor hours for each contract. This method is used because management considers expended labor hours to be the best available measure of progress on these contracts. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned.

     Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured. An amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reliably estimated.

     The asset, "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed.

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                        AND JUNE 30, 1996 IS UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4. INVENTORIES

     Inventories consist of raw materials and repair parts. Inventories are valued at the lower of cost or market using the first-in, first-out method.

5. INCOME TAXES

     Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities.

6. PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets.

7. USE OF ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8. CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

9. ORGANIZATION AND LOAN COSTS

     Organization costs are amortized using the straight-line method over five years. Loan costs are amortized over the life of the related loan.

10. INTERIM FINANCIAL INFORMATION

     Financial information as of June 30, 1997 and for the six months ended June 30, 1996 and 1997, included herein, is unaudited. Such information includes all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the financial information in the interim periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results for the full fiscal year.

11. EARNINGS PER SHARE

     Earnings per common and common equivalent shares is calculated by dividing net income available for common stockholders by the weighted average number of common stock and common stock equivalents. Stock options are regarded as common stock equivalents and are therefore considered in earnings per share calculations, if dilutive. The number of common stock equivalents is determined using the treasury stock method.

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                        AND JUNE 30, 1996 IS UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE B -- CONTRACTS IN PROGRESS

     Information regarding lump-sum contracts in progress are as follows:

                                                   DECEMBER 31,
                                             ------------------------     JUNE 30,
                                              1994     1995     1996        1997
                                             ------    ----    ------    -----------
                                                                         (UNAUDITED)
Expenditures on uncompleted contracts....    $1,389    $712    $1,487      $    --
Estimated earnings.......................         1     162       531           --
                                             ------    ----    ------      -------
                                              1,390     874     2,018           --
Less billings applicable thereto.........       290      --     1,928           --
                                             ------    ----    ------      -------
Costs and estimated earnings in excess of
  billings on uncompleted contracts......    $1,100    $874    $   90      $    --
                                             ======    ====    ======      =======
Included in the accompanying balance
  sheet under the following caption:
  Costs and estimated earnings in excess
     of billings on uncompleted
     contracts...........................    $1,156    $874    $   90      $    --
  Billings in excess of costs and
     estimated earnings on uncompleted
     contracts...........................       (56)     --        --           --
                                             ------    ----    ------      -------
                                             $1,100    $874    $   90      $    --
                                             ======    ====    ======      =======

NOTE C -- PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                           DECEMBER 31
                                   ESTIMATED USEFUL    -------------------     JUNE 30,
                                    LIVES IN YEARS      1995        1996         1997
                                   ----------------    ------      -------    -----------
                                                                              (UNAUDITED)
Land.............................      --              $   --      $ 3,355      $ 3,355
Buildings........................    31-40                345        4,584        5,374
Automobiles......................     5-7                  33           59           94
Office furniture, fixtures and
  equipment......................     3-5                 134          211          244
Equipment........................     5-16                772        9,397        8,837
                                                       ------      -------      -------
                                                        1,284       17,606       17,904
          Less accumulated
            depreciation.........                         256          851        1,450
                                                       ------      -------      -------
                                                       $1,028      $16,755      $16,454
                                                       ======      =======      =======

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                        AND JUNE 30, 1996 IS UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE D -- NOTES PAYABLE

     Notes payable consists of the following:

                                                         DECEMBER 31,
                                                       ----------------    JUNE 30,
                                                        1995      1996       1997
                                                       ------    ------   -----------
                                                                          (UNAUDITED)
Revolving line of credit of $4,000 at a bank;
  interest at prime plus 1% (9.25% at December 31,
  1996) due monthly; maturing September 4, 1997 or on
  demand; collateralized by receivables, inventory
  and guaranteed by the chairman of the Company......  $   --    $1,519      $ --
Revolving line of credit of $3,000 at a bank;
  interest at prime plus 2.5% (11% at December 31,
  1995) due monthly; paid in 1996....................   2,086        --        --
Note payable to a bank; interest at prime plus 2%
  (10.5% at December 31, 1995) due upon completion of
  a certain construction contract; paid in 1996......     850        --        --
Notes payable to corporations; interest ranging from
  7% to 10% due monthly; paid in 1996................     552        --        --
Note payable to a corporation; unsecured; due on
  demand; interest at 7%.............................      --        --       213
                                                       ------    ------      ----
                                                       $3,488    $1,519      $213
                                                       ======    ======      ====

NOTE E -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                        DECEMBER 31,
                                                      -----------------    JUNE 30,
                                                       1995      1996        1997
                                                      ------    -------   -----------
                                                                          (UNAUDITED)
Note payable to a financial institution; due in
  monthly installments of $159 including interest at
  10.42% through September 2003; collateralized by
  all assets, stock issued, and guaranteed by the
  chairman of the Company...........................  $   --    $11,630     $11,276
Subordinated note payable to a corporation; interest
  at 5%; principal and interest due September 2003;
  collateralized by all assets, stock issued, and
  guaranteed by the chairman of the Company.........      --      6,328       6,328

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                        AND JUNE 30, 1996 IS UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                        DECEMBER 31,
                                                      -----------------    JUNE 30,
                                                       1995      1996        1997
                                                      ------    -------   -----------
                                                                          (UNAUDITED)
Notes payable to a bank; interest ranging from 8% to
  10.75%; due in monthly installments of $5 through
  March 2000, collateralized by certain assets and
  guaranteed by the chairman of the Company.........     128        119          --
Note payable to a corporation; interest at 7% due
  monthly; principal and accrued but unpaid interest
  due June 30, 1996, paid in 1996...................   1,000         --          --
Subordinated note payable to a corporation; due in
  monthly installments of $7 including interest of
  8% through September 2003. Additional payments of
  principal of $40 are due on each of the third,
  fourth, fifth and sixth anniversary dates of the
  note..............................................      --        586         566
Note payable to a financial institution; due in
  monthly installments of $13, including interest at
  9.25% through February 2002; collateralized by
  equipment.........................................      --         --         541
                                                      ------    -------     -------
                                                       1,128     18,663      18,711
          Less current portion......................   1,031        877         939
                                                      ------    -------     -------
                                                      $   97    $17,786     $17,772
                                                      ======    =======     =======

     Maturities of long-term debt are as follows:

YEAR ENDING
DECEMBER 31,                                            AMOUNT
------------                                            ------
   1997...............................................  $  877
   1998...............................................     894
   1999...............................................   1,010
   2000...............................................   1,091
   2001...............................................   1,205

     Certain notes payable are subject to loan agreements which contain, among other things, provisions restricting other borrowings, acquisitions, capital expenditures, redemption of the Company's stock and dividends, and require the Company to maintain certain financial ratios.

     The $6,328 subordinated note payable contains a default penalty of $2,206 if the note is not fully paid by the maturity date. It is management's intention to pay this note in full prior to the maturity date, September 30, 2003.

     Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt is $1,118 and $17,643 at December 31, 1995 and 1996.

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                        AND JUNE 30, 1996 IS UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE F -- INCOME TAXES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                              DECEMBER 31,
                                                      ----------------------------
                                                      1994        1995       1996
                                                      -----       ----       -----
Deferred tax assets:
  Percentage of completion allowance................  $  50       $ 43       $  23
  Depreciation......................................      4         24          --
  Net operating loss................................     74         --          --
  Other.............................................      1         --          --
  Valuation allowance...............................   (129)        --          --
                                                      -----       ----       -----
                                                      $  --       $ 67       $  23
                                                      =====       ====       =====
Deferred tax liabilities:
  Capitalized small tools...........................  $ (33)      $(38)      $ (39)
  Depreciation......................................     --         --        (197)
  Other.............................................     (9)        --          --
  Valuation allowance...............................     42         --          --
                                                      -----       ----       -----
                                                      $  --       $(38)      $(236)
                                                      =====       ====       =====

     The reconciliation between the Company's effective income tax rate and the statutory federal income tax rate is as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                        ---------------------------
                                                         1994       1995      1996
                                                        ------     ------     -----
Statutory federal income tax rate.....................   34.00%     34.00%    34.00%
Change in valuation allowance.........................  (33.05)    (11.09)       --
Minority interest.....................................      --       2.56      2.80
State taxes...........................................      --       2.16      3.61
Other.................................................   (0.95)      0.36      0.91
                                                        ------     ------     -----
  Effective income tax rate...........................      --%     27.99%    41.32%
                                                        ======     ======     =====

     The Company utilized its remaining net operating loss carryforward of $300 during 1995.

NOTE G -- LEASING ARRANGEMENTS

     Prior to the acquisition of facilities and equipment in 1996, the Company conducted its operations in leased facilities and leased certain equipment under operating leases. Rental expense for operating leases was $1,709, $1,631 and $1,202 for 1994, 1995 and 1996, and $897 and $69 for the six months ended June 30, 1996 and 1997.

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                        AND JUNE 30, 1996 IS UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE H -- CONTINGENCIES

     The Company is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with outside legal counsel, does not believe the outcome of these actions will have a material impact on the financial statements of the Company.

     The Company is subject to extensive and changing federal, state and local laws and regulations designed to protect the environment. The Company from time to time is involved in administrative and other proceedings under environmental laws involving its operations and facilities. Environmental laws could impose liability for remediation costs or result in civil or criminal penalties in cases of noncompliance. Environmental laws have been subject to frequent change; therefore, the Company is unable to predict the future costs or other future impact of environmental laws on its operations.

NOTE I -- HEALTH INSURANCE PLAN

     The Company has a self-insured health plan. The aggregate annual amount of self-insurance that must be paid before stop-loss insurance applies varies based on enrollment and approximated $710 at December 31, 1996. The individual amount of insurance that must be paid before stop-loss insurance applies is $50 per individual claim. Expense under this self-insured plan was approximately $452, $469 and $694 for the years ended December 31, 1994, 1995 and 1996 and $320 for the six months ended June 30, 1996.

     As of January 1, 1997 the Company terminated the self-insured health plan and accrued $181 in estimated claims payable at December 31, 1996.

NOTE J -- BENEFIT PLAN

     Eligible employees of Newpark participate in a 401(k) deferred savings plan (the Plan). Under the Plan, a participating employee may allocate up to 15% of their salary and Newpark, at its discretion, may make contributions to the Plan. Newpark contributed approximately $18, $26 and $42 for the years ended December 31, 1994, 1995 and 1996 and $2 and $11 for the six months ended June 30, 1996 and 1997 to the Plan.

NOTE K -- NEW PRONOUNCEMENTS

     The FASB has issued Financial Accounting Standards No. 128, Earnings per Share, which is effective for financial statements issued after December 15, 1997. The new standard eliminates primary and fully diluted earnings per share and requires the presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed.

     Effective December 1997, the Company will be required to adopt Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure (SFAS 129). SFAS 129 requires that all entities disclose in summary form within the financial statement the pertinent rights and privileges of the various securities outstanding. An entity is to disclose within the financial statement the number of shares issued upon conversion, exercise, or satisfaction of required conditions during at least the most recent annual fiscal period and any subsequent interim period presented. Other special provisions apply to preferred and redeemable stock. The Company will adopt SFAS 129 in the fourth quarter of 1997.

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                        AND JUNE 30, 1996 IS UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The FASB has issued Financial Accounting Standards No. 130, Reporting Comprehensive Income, which is effective for financial statements issued after December 15, 1997. The new standard requires an entity to report and display comprehensive income and its components. Comprehensive income will include net income plus net unrealized gains or loss on securities.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic area, and major customers. SFAS 131 is effective for periods beginning after December 15, 1997.

NOTE L -- RELATED PARTY TRANSACTIONS

     The Company paid management fees to stockholders and entities related by common ownership for the years ended December 31, 1994, 1995 and 1996 totaling $333, $480 and $1,346 and for the six months ended June 30, 1996 and 1997 totaling $238 and $90. Included in management fees for the year ended December 31, 1996 are $700 in non-recurring fees paid.

     The Company paid loan costs of $110 in 1996 to a related entity for services rendered in connection with obtaining certain long-term debt.

     Other current assets at June 30, 1997 include advances of $185 to a company related by common ownership. Such advances bear interest at 12% and are due on demand. The Company has pledged $100 to secure a bank loan of this related company.

NOTE M -- STOCKHOLDER AGREEMENT AND STOCK PURCHASE AGREEMENT

     In January 1995, Newpark entered into a Stockholder Agreement and Stock Purchase Agreement (the Agreement) with the employee stockholders. In accordance with the Agreement, in August 1996, Newpark granted to the employee stockholders 7,400 additional shares of common stock and recorded compensation expense of $88. Newpark paid an additional bonus to these stockholders to provide for the taxes incurred from the stock compensation. Under the terms of the Agreement, in the event of death, termination of employment or proposed sale of the stock, Newpark has the right or obligation to purchase the shares at a price and subject to certain conditions as prescribed in the Agreement.

                     FIRST WAVE MARINE, INC. AND SUBSIDIARY

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                        AND JUNE 30, 1996 IS UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE N -- MAJOR CUSTOMERS

     The Company had the following customers to which it had sales exceeding 10% of total Company sales:

                                                                           SIX MONTHS
                                                                              ENDED
                                             YEAR ENDED DECEMBER 31,        JUNE 30,
                                            -------------------------     -------------
                                            1994      1995      1996      1996     1997
                                            -----     -----     -----     ----     ----
                                                                           (UNAUDITED)
SEACOR Smit Inc...........................    (a)       (a)      22.1%     (a)     17.1%
Kirby Corporation.........................    (a)      28.0%     15.3%     (a)     24.1%
Seariver Maritime.........................    (a)      12.2%      (a)      (a)      (a)

---------------

(a) less than 10%

NOTE O -- SUBSEQUENT EVENTS

     In July 1997, the Company purchased for $1,600 equipment located at a shipyard in Houston, Texas and entered into a lease-purchase agreement for the related land and facilities. The five year lease agreement provides for monthly payments of $43 for 36 months followed by a lump sum payment of $200; $39 for 12 months followed by a lump sum payment of $300; and $35 for 12 months followed by a lump sum payment of $350, subject to certain possible adjustments. The Company is obligated to purchase the facility for $3,150 at the termination of the five year lease or may do so at any time by paying all remaining lease payments and the purchase price.

     In October 1997, the Company entered into an agreement to acquire 100% of the outstanding capital stock of a company that owns and operates shipyard facilities in Pasadena, Texas and Galveston, Texas. The agreement provides for a cash payment of $15,000, assumption or retirement of up to $7,000 in debt of the company, and issuance of a subordinated promissory note of $4,000, subject to certain adjustments.

     In September 1997, the Company reincorporated as a Delaware corporation. In October 1997, the Company entered into an agreement with the Newpark minority interest shareholders to exchange the minority interest shares in Newpark with 93,840 shares of the Company representing 8.5% of ownership.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
John Bludworth Marine, Inc.

     We have audited the accompanying consolidated balance sheets of John Bludworth Marine, Inc. and Subsidiary as of March 31, 1997 and 1996, and the related consolidated statements of earnings, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of John Bludworth Marine, Inc. and Subsidiary as of March 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Grant Thornton LLP

Houston, Texas
October 10, 1997
  (except for Note L,
  as to which the date is
  October 16, 1997)

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                 MARCH 31,
                                                              ----------------    JUNE 30,
                                                               1996     1997        1997
                                                              ------   -------   -----------
                                                                                 (UNAUDITED)
                                           ASSETS

CURRENT ASSETS
  Cash and cash equivalents.................................  $  272   $   183     $   493
  Accounts receivable, including unbilled receivables of
     $44, $1,011 and $2,514.................................   1,872     4,811       6,931
  Inventories...............................................     172       900         981
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................      16        --          --
  Prepaid expenses and other................................     280        29         321
                                                              ------   -------     -------
          Total current assets..............................   2,612     5,923       8,726
PROPERTY AND EQUIPMENT, NET.................................   3,934     7,411       7,820
DEPOSITS AND OTHER..........................................      56        66          98
                                                              ------   -------     -------
                                                              $6,602   $13,400     $16,644
                                                              ======   =======     =======

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
  Notes payable.............................................  $  723   $ 1,538     $ 3,285
  Current portion of long-term debt.........................      25       443         372
  Trade accounts payable....................................     444       865       1,569
  Accrued liabilities.......................................     237       283         326
  Income taxes payable......................................     111       758         897
  Billings in excess of costs and estimated earnings on
     uncompleted contracts..................................      96        --          --
                                                              ------   -------     -------
          Total current liabilities.........................   1,636     3,887       6,449
LONG-TERM DEBT, net of current portion......................   2,512     5,743       5,721
DEFERRED INCOME TAXES.......................................     340       380         363
COMMITMENTS AND CONTINGENCIES...............................      --        --          --
STOCKHOLDER'S EQUITY
  Common stock, no par value, 300,000 shares authorized, 100
     shares issued and outstanding..........................       1         1           1
  Retained earnings.........................................   2,113     3,389       4,110
                                                              ------   -------     -------
                                                               2,114     3,390       4,111
                                                              ------   -------     -------
                                                              $6,602   $13,400     $16,644
                                                              ======   =======     =======

        The accompanying notes are an integral part of these statements.

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                          YEAR ENDED        THREE MONTHS ENDED
                                                           MARCH 31,             JUNE 30,
                                                       -----------------    ------------------
                                                        1996      1997       1996       1997
                                                       ------    -------    -------    -------
                                                                               (UNAUDITED)
REVENUES
  Repair and conversions.............................  $9,174    $14,790     $3,030     $7,294
  New construction...................................      --      2,203      2,202         --
                                                       ------    -------     ------     ------
                                                        9,174     16,993      5,232      7,294
COST OF REVENUES.....................................   7,012     12,987      4,201      5,458
                                                       ------    -------     ------     ------
       Gross profit..................................   2,162      4,006      1,031      1,836
GENERAL AND ADMINISTRATIVE EXPENSES..................   1,329      1,526        275        425
                                                       ------    -------     ------     ------
       Earnings from operations......................     833      2,480        756      1,411
OTHER INCOME (EXPENSE)
  Other income.......................................       7        148         12          2
  Interest expense...................................    (326)      (443)       (75)      (229)
                                                       ------    -------     ------     ------
                                                         (319)      (295)       (63)      (227)
                                                       ------    -------     ------     ------
       Earnings before income taxes..................     514      2,185        693      1,184
INCOME TAX EXPENSE (BENEFIT)
  Current............................................     111        774        130        473
  Deferred...........................................     105        135        121        (10)
                                                       ------    -------     ------     ------
                                                          216        909        251        463
                                                       ------    -------     ------     ------
       NET EARNINGS..................................  $  298    $ 1,276     $  442     $  721
                                                       ======    =======     ======     ======
Earnings per common and common equivalent share......  $2,980    $12,760     $4,420     $7,210
                                                       ======    =======     ======     ======

        The accompanying notes are an integral part of these statements.

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
    YEARS ENDED MARCH 31, 1996 AND 1997 AND THREE MONTHS ENDED JUNE 30, 1997
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                                       TOTAL
                                                             COMMON    RETAINED    STOCKHOLDER'S
                                                             STOCK     EARNINGS       EQUITY
                                                             ------    --------    -------------
Balance at April 1, 1995...................................   $ 1       $1,815        $1,816
Net earnings...............................................    --          298           298
                                                              ---       ------        ------
Balance at March 31, 1996..................................     1        2,113         2,114
Net earnings...............................................    --        1,276         1,276
                                                              ---       ------        ------
Balance at March 31, 1997..................................     1        3,389         3,390
Net earnings (unaudited)...................................    --          721           721
                                                              ---       ------        ------
Balance at June 30, 1997 (unaudited).......................   $ 1       $4,110        $4,111
                                                              ===       ======        ======

         The accompanying notes are an integral part of this statement.

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                          YEAR ENDED       THREE MONTHS ENDED
                                                          MARCH 31,             JUNE 30,
                                                       ----------------    ------------------
                                                       1996      1997       1996       1997
                                                       -----    -------    ------    --------
                                                                              (UNAUDITED)
Cash flows from operating activities
  Net earnings.......................................  $ 298    $ 1,276     $ 442     $   721
  Adjustments to reconcile net earnings to net cash
     provided (used) by operating activities
     Depreciation and amortization...................    456        517        98         164
     Deferred income taxes...........................    105        135       121         (10)
     Gain on sale of property and equipment..........     (2)        --        --          --
     Change in assets and liabilities
       Increase in accounts receivable...............   (173)    (2,939)     (751)     (2,120)
       Increase in inventories.......................    (63)      (728)     (105)        (81)
       Decrease in costs and estimated earnings in
          excess of billings on uncompleted
          contracts..................................     28         16        16          --
       (Increase) decrease in prepaid expenses and
          other......................................    (43)       156        19        (299)
       (Increase) decrease in deposits and other.....     (7)       (10)       38         (32)
       (Decrease) increase in trade accounts
          payable....................................   (605)       421        (3)        704
       Increase (decrease) in accrued liabilities....    169         46       146          43
       Decrease in billings in excess of costs and
          estimated earnings on uncompleted
          contracts..................................     (9)       (96)      (96)         --
       Increase in income taxes payable..............    108        647        22         139
                                                       -----    -------     -----     -------
          Net cash provided (used) by operating
            activities...............................    262       (559)      (53)       (771)
Cash flows from investing activities
  Acquisition of property and equipment..............   (283)    (3,994)      (34)       (573)
  Proceeds from sale of property and equipment.......     29         --        --          --
                                                       -----    -------     -----     -------
          Net cash (used) provided by investing
            activities...............................   (254)    (3,994)      (34)       (573)
Cash flows from financing activities
  Proceeds from issuance of long-term debt...........     38      6,248        --          --
  Payments on long-term debt.........................   (308)    (2,599)      (65)        (93)
  Proceeds from issuance of notes payable............    185         13        --         321
  Payments on notes payable..........................     --       (199)      (34)         (6)
  Net proceeds (payments) on revolving line of
     credit..........................................     82      1,001       (50)      1,432
                                                       -----    -------     -----     -------
          Net cash (used) provided by financing
            activities...............................     (3)     4,464      (149)      1,654
                                                       -----    -------     -----     -------
          Net increase (decrease) in cash............      5        (89)     (236)        310
Cash and cash equivalents at beginning of period.....    267        272       272         183
                                                       -----    -------     -----     -------
Cash and cash equivalents at end of period...........  $ 272    $   183     $  36     $   493
                                                       =====    =======     =====     =======
Supplemental disclosure of cash flow information
  Cash paid during the period for
     Interest........................................  $ 326    $   443     $  75     $   229
     Income taxes....................................     --        108       108         328
  Noncash transaction
     Equipment acquired in exchange for debt.........  $ 520         --        --          --

        The accompanying notes are an integral part of these statements.

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 1996
                        AND JUNE 30, 1997 IS UNAUDITED)
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

NOTE A -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     John Bludworth Marine, Inc. and Subsidiary's (the Company) business is concentrated in providing shipyard services to the offshore support vessel, offshore barge and inland marine industries, and the Company customarily extends credit to such customers. The Company provides a full range of repair and construction services from its locations along the Houston Ship Channel in Pasadena, Texas and on Pelican Island in Galveston, Texas.

     A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of John Bludworth Marine, Inc. and its wholly-owned subsidiary, Bludworth Shipyard and Fabrication, Inc. All significant intercompany balances and transactions have been eliminated.

2. ACCOUNTS RECEIVABLE

     Management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded. If collection of amounts becomes uncertain, an allowance will be established.

3. REVENUE COST AND RECOGNITION

     Revenues from lump-sum construction contracts are recognized on the percentage-of-completion method, measured by the cost-to-cost method. This method is used because management considers this method to be the best available measure of progress on these contracts. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned.

     Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured. An amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reliably estimated.

     The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

        (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 1996
                        AND JUNE 30, 1997 IS UNAUDITED)
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

4. INVENTORIES

     Inventories consist of raw materials, repair parts and assets under construction but not under contract. Inventories are valued at the lower of average cost or market using the first-in, first-out method.

5. INCOME TAXES

     Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities.

6. PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are provided principally on the straightline method over the estimated useful lives of the assets.

7. USE OF ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8. CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents at March 31, 1996 and 1997 and June 30, 1997 is $135 held on deposit by the Company's insurance carrier.

9. INTERIM FINANCIAL INFORMATION

     Financial information as of June 30, 1997 and for the three months ended June 30, 1996 and 1997, included herein, is unaudited. Such information includes all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the financial information in the interim periods. The results of operations for the three months ended June 30, 1997 are not necessarily indicative of the results of the full fiscal year.

10. EARNINGS PER SHARE

     Earnings per common and common equivalent shares is calculated by dividing net income available for common stockholders by the weighted average number of common stock and common stock equivalents. Stock options are regarded as common stock equivalents and are therefore considered in earnings per share calculations, if dilutive. The number of common stock equivalents is determined using the treasury stock method.

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

        (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 1996
                        AND JUNE 30, 1997 IS UNAUDITED)
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

NOTE B -- COSTS AND ESTIMATED EARNINGS ON LUMP-SUM CONTRACTS IN
          PROGRESS

     Costs and estimated earnings on lump-sum contracts in progress are as follows:

                                                         MARCH 31,
                                                       --------------     JUNE 30,
                                                        1996     1997       1997
                                                       ------    ----    -----------
                                                                         (UNAUDITED)
Cost incurred on uncompleted contracts.............    $1,614    $ --    $        --
Estimated earnings.................................        --      --             --
                                                       ------    ----    -----------
                                                        1,614      --             --
Less billings applicable thereto...................    (1,694)     --             --
                                                       ------    ----    -----------
                                                       $  (80)   $ --    $        --
                                                       ======    ====    ===========
Included in the accompanying balance sheets
  under the following captions:
  Cost and estimated earnings in excess of
     billings on uncompleted contracts.............    $   16    $ --    $        --
  Billings in excess of costs and estimated
     earnings on uncompleted contracts.............       (96)     --             --
                                                       ------    ----    -----------
                                                       $  (80)   $ --    $        --
                                                       ======    ====    ===========

NOTE C -- PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                             ESTIMATED
                                              USEFUL        MARCH 31,
                                             LIVES IN    ----------------    JUNE 30,
                                               YEARS      1996     1997        1997
                                             ---------   ------   -------   -----------
                                                                            (UNAUDITED)
Land                                             --      $819...  $ 1,318     $ 1,318
Buildings and improvements..................   5-20       1,128     3,887       4,198
Automobiles.................................    3-5         101       135         135
Office furniture, fixtures and equipment....   5-10          69        93         135
Machinery and equipment.....................   5-20       6,048     6,726       6,946
                                                         ------   -------     -------
                                                          8,165    12,159      12,732
Less accumulated depreciation...............              4,231     4,748       4,912
                                                         ------   -------     -------
                                                         $3,934   $ 7,411     $ 7,820
                                                         ======   =======     =======

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

        (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 1996
                        AND JUNE 30, 1997 IS UNAUDITED)
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

NOTE D -- NOTES PAYABLE

     Notes payable consists of the following:

                                                          MARCH 31,
                                                        --------------     JUNE 30,
                                                        1996     1997        1997
                                                        ----    ------    -----------
                                                                          (UNAUDITED)
Revolving line of credit of $450 at a bank; interest
  at 11.25%; due monthly; paid in 1997................  $240    $   --      $   --
Revolving line of credit of $400 at a bank; interest
  at prime plus 2.25% due monthly; paid in 1997.......   291        --          --
Revolving line of credit of $2,250 at a bank; interest
  at the bank's base rate plus 1% (10.5% at March 31,
  1997) due monthly; maturing June 30, 1997;
  collateralized by accounts receivable                   --     1,532       2,014
Construction draw loan of $1,000 at a bank; interest
  at the bank's base rate plus 1% (10.5% at March 31,
  1997) due monthly; maturing July 1, 1997;
  collateralized by certain equipment                     --        --         950
Other notes payable                                      192         6         321
                                                        ----    ------      ------
                                                        $723    $1,538      $3,285
                                                        ====    ======      ======

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

        (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 1996
                        AND JUNE 30, 1997 IS UNAUDITED)
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

NOTE E -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                         MARCH 31,
                                                      ----------------     JUNE 30,
                                                       1996      1997        1997
                                                      ------    ------    -----------
                                                                          (UNAUDITED)
Note payable to a bank; principal and interest of
  $19 due monthly; paid in 1997.....................  $1,603    $   --      $   --
Note payable to a bank; principal and interest of
  $18 due monthly; paid in 1997.....................     780        --          --
Notes payable to a financial institution; principal
  and interest at the short-term government rate
  plus 3.25% (8.75% at March 31, 1997) of $29 due
  monthly; maturing at various dates through
  September 2002; collateralized by certain
  equipment.........................................      --     1,883       1,836
Note payable to a bank; principal of $22 plus
  interest at prime plus 0.5% (9.75% at March 31,
  1997) due monthly; maturing October 2008;
  collateralized by real estate.....................      --     1,791       1,768
Note payable to a financial institution; principal
  and interest ranging from 10% to 13% of $19 due
  monthly; collateralized by real estate............      --     1,733       1,719
Note payable to a bank; interest at prime plus 0.75%
  due monthly (9.75% at March 31, 1997) until
  withdrawal of maximum commitment ($4,120), then
  principal of $57 plus interest of prime plus 1.75%
  due monthly; collateralized by real estate........      --       656         656
Other notes payable.................................     154       123         114
                                                      ------    ------      ------
                                                      2,537..    6,186       6,093
Less current portion................................      25       443         372
                                                      ------    ------      ------
                                                      $2,512..  $5,743      $5,721
                                                      ======    ======      ======

     Maturities of long-term debt at March 31, 1997 are:

YEAR ENDING
 MARCH 31,                                        AMOUNT
-----------                                       ------
  1998...........................................  $443
  1999...........................................    549
  2000...........................................    665
  2001...........................................    717
  2002...........................................    675

     Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt approximates recorded value.

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

        (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 1996
                        AND JUNE 30, 1997 IS UNAUDITED)
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

NOTE F -- INCOME TAXES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                MARCH 31,
                                                              --------------
                                                              1996     1997
                                                              -----    -----
Deferred tax assets:
  Alternative minimum tax credit............................  $ 104    $  --
  Other.....................................................      4        5
                                                              -----    -----
                                                              $ 108    $   5
                                                              =====    =====
Deferred tax liabilities:
  Depreciation..............................................  $(340)   $(380)
                                                              =====    =====

     Deferred tax assets are included in "Prepaid expenses and other" current assets on the accompanying balance sheets.

     The reconciliation between the Company's effective income tax rate and the statutory federal income tax rate is as follows:

                                                               YEAR ENDED,
                                                                MARCH 31,
                                                              --------------
                                                              1996     1997
                                                              -----    -----
Statutory federal income tax rate...........................  34.00%   34.00%
Officers life insurance.....................................   5.74%    2.19%
State taxes.................................................     --     4.49%
Other.......................................................   2.28%    0.92%
                                                              -----    -----
                                                              42.02%   41.60%
                                                              =====    =====

NOTE G -- COMMITMENTS AND CONTINGENCIES

     The Company leases vehicles under noncancelable operating leases expiring at various dates through June 2001. Future minimum lease payments under operating leases by years at March 31, 1997 are:

                  YEAR ENDING
                   MARCH 31,
                  -----------
   1998.........................................   $ 49
   1999.........................................     49
   2000.........................................     42
   2001.........................................     22
   2002.........................................      2
                                                   ----
                                                   $164
                                                   ====

     Rent expense for the years ended March 31, 1996 and 1997 was $49 and $124, and for the three months ended June 30, 1996 and 1997 was $12 and $16.

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

        (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 1996
                        AND JUNE 30, 1997 IS UNAUDITED)
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

     The Company is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with outside legal counsel, does not believe the outcome of these actions will have a material impact on the financial statements of the Company.

     Based on the results of a sales tax audit, the Company was assessed additional taxes, penalties and interest totaling approximately $240 for prior years by the Comptroller of Public Accounts of the State of Texas. The Company believes the assessment is without merit and intends to vigorously defend its position. The Company filed a motion contesting the assessment which is currently being reviewed by an administrative law judge.

     The Company is subject to extensive and changing federal, state and local laws and regulations designed to protect the environment. The Company from time to time is involved in administrative and other proceedings under environmental laws involving its operations and facilities. Environmental laws could impose liability for remediation costs or result in civil or criminal penalties in cases of noncompliance. Environmental laws have been subject to frequent change; therefore, the Company is unable to predict the future costs or other future impact of environmental laws on its operations.

NOTE H -- BENEFIT PLAN

     Eligible employees of the Company participate in a 401(k) deferred savings plan (the Plan). Under the Plan, a participating employee may allocate a percentage of their salary and the Company, at its discretion, may make contributions to the Plan. The Company contributed approximately $17 for the three months ended June 30, 1997. The Company made no contributions to the Plan for the years ended March 31, 1996 and 1997.

NOTE I -- NEW PRONOUNCEMENTS

     The FASB has issued Financial Accounting Standards No. 128, Earnings per Share, which is effective for financial statements issued after December 15, 1997. The new standard eliminates primary and fully diluted earnings per share and requires the presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. The adoption of the new standard would not have a significant effect on the Company's earnings per share.

     Effective December 1997, the Company will be required to adopt Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure (SFAS 129). SFAS 129 requires that all entities disclose in summary form within the financial statement the pertinent rights and privileges of the various securities outstanding. An entity is to disclose within the financial statement the number of shares issued upon conversion, exercise, or satisfaction of required conditions during at least the most recent annual fiscal period and any subsequent interim period presented. Other special provisions apply to preferred and redeemable stock. The Company will adopt SFAS 129 in the fourth quarter of 1997.

     The FASB has issued Financial Accounting Standards No. 130, Reporting Comprehensive Income, which is effective for financial statements issued after December 15, 1997. The new standard requires an entity to report and display comprehensive income and its components. Comprehensive income will include net income plus net unrealized gains or loss on securities.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). SFAS 131

                   JOHN BLUDWORTH MARINE, INC. AND SUBSIDIARY

        (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 1996
                        AND JUNE 30, 1997 IS UNAUDITED)
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective for periods beginning after December 15, 1997.

NOTE J -- MAJOR CUSTOMERS

     The Company had the following customers to which it had sales exceeding 10% of total Company sales:

                                                                        THREE MONTHS
                                                       YEAR ENDED           ENDED
                                                        MARCH 31,         JUNE 30,
                                                      -------------     -------------
                                                      1996     1997     1996     1997
                                                      ----     ----     ----     ----
                                                                         (UNAUDITED)
Customer A..........................................   26%     (a)      (a)       11%
Customer B..........................................   17%      28%     (a)       30%
Customer C..........................................   10%     (a)      (a)      (a)
Customer D..........................................  (a)       13%      20%     (a)
Customer E..........................................  (a)       11%     (a)      (a)
Customer F..........................................  (a)      (a)      (a)       11%
Customer G..........................................  (a)      (a)      (a)       10%

---------------

(a) Less than 10%.

NOTE K -- RELATED PARTY TRANSACTIONS

     The Company engages in transactions with its stockholder and entities controlled by its stockholder.

     As a result of the aforementioned transactions, included in accounts receivable on the accompanying balance sheets at March 31, 1996 and 1997 and June 30, 1997 are $211, $298 and $358 of receivables from related parties. Included in accounts payable on the accompanying balance sheets at March 31, 1996 and 1997 and June 30, 1997 are $50, $71 and $244 of payables to related parties.

     In 1996, the Company acquired $520 in certain equipment from a related party.

NOTE L -- SUBSEQUENT EVENT

     In October 1997, the stockholder entered into an agreement to sell 100% of the outstanding capital stock of the Company.

================================================================================

     NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MAKE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                           -------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    9
The Company............................   15
Use of Proceeds........................   15
Dividend Policy........................   16
Dilution...............................   17
Capitalization.........................   18
Selected Consolidated Financial Data...   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   21
Unaudited Pro Forma Consolidated
  Combined Financial Information.......   26
Business...............................   31
Management.............................   44
Principal and Selling Stockholders and
  Stock Ownership of Directors and
  Officers.............................   51
Description of Capital Stock...........   52
Shares Eligible for Future Sale........   55
Underwriting...........................   57
Legal Matters..........................   58
Experts................................   58
Additional Information.................   59
Index to Consolidated Financial
  Statements...........................  F-1

                           -------------------------

   UNTIL                , (25 DAYS AFTER THE DATE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

================================================================================

                                       SHARES

                               [FIRST WAVE LOGO]

                            FIRST WAVE MARINE, INC.

                                  COMMON STOCK
                               ($0.01 PAR VALUE)

                              SCHRODER & CO. INC.

                           JEFFERIES & COMPANY, INC.

                                MORGAN KEEGAN &
                                 COMPANY, INC.

                                             , 1997

================================================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, are as follows:

Securities Exchange Commission Registration Fee.............  $ 30,305
NASD Fee....................................................  $ 10,500
Nasdaq National Market Listing Fee..........................  $ 23,000
Printing and Engraving Expenses.............................  $150,000
Legal Fees and Expenses.....................................  $175,000
Accounting Fees and Expenses................................  $200,000
Blue Sky Fees and Expenses..................................  $  5,000
Transfer Agent Fees and Expenses............................  $  3,500
Miscellaneous...............................................  $127,695
                                                              --------
          Total.............................................  $725,000
                                                              ========

     The foregoing expenses incident to the registration of the shares of Common Stock, including any underwriting discounts and commissions attributable to the sale of the shares by the Company, shall be paid by the Company. Underwriting discounts and commissions attributable to the sale of shares by the Selling Stockholders shall be paid by the Selling Stockholders.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  General

     Article Ninth of the Company's Certificate of Incorporation, as amended ("Article Ninth") requires the Company to indemnify its directors, officers and certain other individuals to the full extent permitted by the Delaware General Corporation Law ("Delaware GCL") or other applicable laws and allows the Company to enter into agreements with any person to provide greater or different indemnification than that provided in Article Ninth or the Delaware GCL.

     Article Tenth of the Company's Certificate of Incorporation ("Article Tenth") limits the personal liability of the Company's directors to the Company or its shareholders to the full extent permitted by the Delaware GCL, which currently permits directors to be protected from monetary damages for breach of their fiduciary duty of care. This limitation has no effect on claims arising under the federal securities laws.

  Indemnification and Insurance

     Under the Delaware GCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation such as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that indemnification extends only to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action, and the Delaware GCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

     Article Ninth provides that each person who is or was or had agreed to become a director or officer of the Company, and each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Company as an employee or agent of the Company, or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the Company to the full extent permitted by the Delaware GCL or any other applicable laws as presently or hereafter in effect. Under Article Ninth, subject to the limitations on indemnification imposed by the Delaware GCL, a large award against an officer or director or other appropriate individual could be paid by the Company, which could materially reduce the assets of the Company.

     Article Ninth provides that, without limiting the generality or effect of the foregoing, the Company may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in Article Ninth. Finally, Article Ninth and Article Tenth each provide that any repeal or modification of such article shall not adversely affect any right or protection existing thereunder immediately prior to such repeal or modification.

     At present there is no pending litigation or proceeding involving a director or officer of the Company in which indemnification would be required or permitted by the Certificate of Incorporation or Delaware GCL. The Board of Directors is not aware of any threatened litigation or proceeding which may result in a claim for indemnification under any such provision.

  Elimination of Liability in Certain Circumstances

     Under the Delaware GCL, Article Tenth protects the Company's directors against monetary damages for breaches of their duty of care, except as set forth below. The inclusion of Article Tenth in the Company's Certificate of Incorporation means that the Company and its shareholders forego the ability to bring a cause of action against a director for monetary damages for certain breaches of fiduciary duty, including actions in connection with proposals for the acquisition of control of the Company. Directors remain liable for breaches of their duty of loyalty to the Company and its shareholders, as well as acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. Also, Article Tenth does not eliminate director liability under Section 174 of the Delaware GCL, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability.

     Although Article Tenth provides directors with protection from awards of monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article Tenth has no effect on the availability of equitable remedies such as an injunction or rescission based upon a director's breach of the duty of care. The provisions of Article Tenth which eliminate liability as described above applies to officers of the Company only if they are directors of the Company and are acting in their capacity as directors, and does not apply to officers of the Company who are not directors.

     The Underwriting Agreement to be filed as Exhibit 1.1 hereto will contain reciprocal agreements of indemnity between the Company and the Underwriters as to certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and in certain circumstances will provide for indemnification of the Company's directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The Company was incorporated in Delaware on September 26, 1997 at which time it issued 100 shares of Common Stock for a cash purchase price of $10 per share. The Company received total consideration of $1000 for the sale of such shares. The shares were sold to the following individuals:

        On September 26, 1997 the Company issued 60 shares of Common Stock to Samuel F. Eakin.

        On September 26, 1997 the Company issued 20 shares of Common Stock to Frank W. Eakin.

        On September 26, 1997 the Company issued 20 shares of Common Stock to David B. Ammons.

Such issuance of shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction by the issuer not involving any public offering.

     The Company's predecessor, a Texas corporation ("Predecessor"), merged into the Company on September 30, 1997. Pursuant to the terms of the Agreement and Plan of Merger, each issued and outstanding share of the Predecessor was surrendered and exchanged for 100 shares of the Company. Accordingly, the three shareholders of the Predecessor, Samuel F. Eakin, Frank W. Eakin and David B. Ammons, received 600,000, 200,000 and 200,000 shares of the Company's stock respectively on September 30, 1997. This issuance of shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction by the issuer not involving any public offering.

     Samuel F. Eakin, Frank W. Eakin and David B. Ammons, the shareholders of EAE Industries, Inc., determined it to be in their best interests and that of EAE Industries to restructure their ownership in EAE Industries, Inc. through the Company. Pursuant to the terms of that certain Stock Exchange Agreement dated as of September 30, 1997 by and between EAE Industries, Inc., Samuel Eakin, Frank Eakin and David Ammons as the shareholders of EAE Industries, Inc. and the Company, such shareholders contributed all of the outstanding shares of voting stock in EAE Industries, Inc. to the Company in exchange for the following shares of voting stock of the Company:

Samuel F. Eakin.......................................  6000 Shares
Frank W. Eakin........................................  2000 Shares
David B. Ammons.......................................  2000 Shares

This issuance of shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction by the issuer not involving any public offering.

     The Company has signed an agreement to purchase the remaining 17% of
outstanding shares of Newpark Shipbuilding in exchange for      shares of the
Company's Common Stock. Pursuant to the terms of a Stock Exchange Agreement
dated as of October 16, 1997, the Company will issue      shares of stock to
certain shareholders of Newpark Shipbuilding. Such issuance of shares will be exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction by the issuer not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         **1.1           -- Form of Underwriting Agreement by and between First Wave
                            Marine, Inc. and Schroder & Co. Inc., Jefferies &
                            Company, Inc. and Morgan Keegan & Company, Inc., as
                            representatives of the several underwriters.
          *2.1           -- Stock Exchange Agreement dated as of October 16, 1997
                            between the Company and certain shareholders of Newpark
                            Shipbuilding & Repair, Inc.
          *3.1           -- Certificate of Incorporation of the Company
          *3.2           -- Bylaws of the Company
           4.1           -- See Exhibit Nos. 3.1 and 3.2 for provisions of the
                            Certificate of Incorporation and By-laws of the Company
                            defining the rights of the holders of Common Stock
         **5.1           -- Opinion of Griggs & Harrison, P.C.
         *10.1           -- Stock Purchase Agreement dated October 15, 1997 between the Company and John L. Bludworth III et al
        **10.2           -- Amended and Restated Lease and Development Agreement
                            between the Board of Trustees of the Galveston Wharves as
                            Lessor and Newpark Marine Fabricators Inc. as Lessee and
                            PM Engineering, Inc. as Assignor dated October 17, 1997
                            and effective the first day of November 1997
        **10.3           -- Assignment and Assumption of lease from PMB Engineering,
                            Inc. as Assignor and Newpark Marine Fabricators, Inc. as
                            Assignee effective the first day of November 1997
         *10.4           -- Loan Agreement by and between Louisiana Ship, Inc. and
                            Southwest Bank of Texas, N.A. dated July 15, 1997 for (i)
                            a revolving credit advance in the maximum aggregate
                            principal amount of $800,000, (ii) an equipment guidance
                            line of credit in the maximum aggregate principal amount
                            of $300,000, (iii) a term loan in the amount of $650,000
                            and (iv) a term loan in the amount of $500,000
         *10.5           -- First Amendment to Stock Purchase Agreement dated October
                            17, 1997 between the Company and John L. Bludworth, III
                            et al
        **10.6           -- Credit Agreement by and between Newpark Shipbuilding and
                            Repair, Inc. and Heller Financial Leasing, Inc. dated
                            August 29, 1996 for two term loans in the principal
                            amount of $11,800,000 and $600,000, respectively
         *21.1           -- Subsidiaries of Registrant
        **23.1           -- Consent of Griggs & Harrison, P.C. (included in Exhibit
                            5.1)
         *23.2           -- Consent of Grant Thornton LLP
         *24.1           -- Power of Attorney (contained on page II-6)
         *27.1           -- Financial Data Schedule

---------------

 * Filed herewith

** To be filed by amendment

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     If the Underwriters do not exercise their option to purchase additional shares of Common Stock to cover over-allotments, if any, or if such option is partially exercised, the Company hereby undertakes to file a post-effective amendment to the Registration Statement deregistering all such shares as to which such option shall not have been exercised.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on October 17, 1997.

                                            FIRST WAVE MARINE, INC.

                                            By:    /s/ SAMUEL F. EAKIN
                                              ----------------------------------
                                                       Samuel F. Eakin
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints David B. Ammons, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments pursuant to Rule 462(b) of the Securities Act) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                 /s/ SAMUEL F. EAKIN                   Chairman of the Board,        October 17, 1997
-----------------------------------------------------  Chief Executive Officer and
                   Samuel F. Eakin                     Director (Principal
                                                       Executive Officer)

                 /s/ FRANK W. EAKIN                    President, Chief Operating    October 17, 1997
-----------------------------------------------------  Officer and Director
                   Frank W. Eakin

                 /s/ DAVID B. AMMONS                   Executive Vice President,     October 17, 1997
-----------------------------------------------------  Chief Financial Officer,
                   David B. Ammons                     Secretary and Director
                                                       (Principal Financial
                                                       Officer and Principal
                                                       Accounting Officer)

                   /s/ JAMES COLE                      Director                      October 17, 1997
-----------------------------------------------------
                     James Cole

               /s/ PAUL E. O'NEILL II                  Director                      October 17, 1997
-----------------------------------------------------
                 Paul E. O'Neill II

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         **1.1           -- Form of Underwriting Agreement by and between First Wave
                            Marine, Inc. and Schroder & Co. Inc., Jefferies &
                            Company, Inc. and Morgan Keegan & Company, Inc., as
                            representatives of the several underwriters
          *2.1           -- Stock Exchange Agreement dated as of October 16, 1997
                            between the Company and certain shareholders of Newpark
                            Shipbuilding & Repair, Inc.
          *3.1           -- Certificate of Incorporation of the Company
          *3.2           -- Bylaws of the Company
           4.1           -- See Exhibit Nos. 3.1 and 3.2 for provisions of the
                            Certificate of Incorporation and By-laws of the Company
                            defining the rights of the holders of Common Stock
         **5.1           -- Opinion of Griggs & Harrison, P.C.
         *10.1           -- Stock Purchase Agreement dated October 15, 1997 between the Company and John L. Bludworth III et al
        **10.2           -- Amended and Restated Lease and Development Agreement
                            between the Board of Trustees of the Galveston Wharves as
                            Lessor and Newpark Marine Fabricators Inc. as Lessee and
                            PM Engineering, Inc. as Assignor dated October 17, 1997
                            and effective the first day of November 1997
        **10.3           -- Assignment and Assumption of lease from PMB Engineering,
                            Inc. as Assignor and Newpark Marine Fabricators, Inc. as
                            Assignee effective the first day of November 1997
         *10.4           -- Loan Agreement by and between Louisiana Ship, Inc. and
                            Southwest Bank of Texas, N.A. dated July 15, 1997 for (i)
                            a revolving credit advance in the maximum aggregate
                            principal amount of $800,000, (ii) an equipment guidance
                            line of credit in the maximum aggregate principal amount
                            of $300,000, (iii) a term loan in the amount of $650,000
                            and (iv) a term loan in the amount of $500,000
         *10.5           -- First Amendment to Stock Purchase Agreement dated October
                            17, 1997 between the Company and John L. Bludworth, III
                            et al
        **10.6           -- Credit Agreement by and between Newpark Shipbuilding and
                            Repair, Inc. and Heller Financial Leasing, Inc. dated
                            August 29, 1996 for two term loans in the principal
                            amount of $11,800,000 and $600,000, respectively
         *21.1           -- Subsidiaries of Registrant
        **23.1           -- Consent of Griggs & Harrison, P.C. (included in Exhibit
                            5.1)
         *23.2           -- Consent of Grant Thornton LLP
         *24.1           -- Power of Attorney (contained on page II-6)
         *27.1           -- Financial Data Schedule

---------------

 * Filed herewith

** To be filed by amendment